UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of:	X	File No. 812-14053
:
IndexIQ ETF Trust	:
IndexIQ Advisors LLC
ALPS Distributors, Inc.	X

Amendment No. 1 to an Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

IndexIQ ETF Trust c/o David Fogel 800 Westchester Avenue, Suite N-611 Rye Brook, NY 10573	IndexIQ Advisors LLC c/o David Fogel 800 Westchester Avenue, Suite N-611 Rye Brook, NY 10573

With a copy to:

Kathleen H. Moriarty, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

Page 1 of 150 sequentially numbered pages (including exhibits).
As filed with the U.S. Securities and Exchange Commission on November 21, 2012

Table of Contents

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	N.	Dividend Reinvestment Service		54
	O.	Shareholder Transaction and Distribution Expenses		54
	P.	Shareholder Reports		54
	Q.	Availability of Information Regarding Shares and Underlying Indexes		55
	R.	Sales and Marketing Materials; Prospectus Disclosure		59
	S.	Procedure by Which Shares Will Reach Investors; Disclosure Documents		61
III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS AS ETFS, PURCHASES AND SALES OF THEIR SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(d)(1) OF THE ACT, AND OPERATION OF CERTAIN FUNDS AS “FUNDS OF FUNDS” IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(d)(1) OF THE ACT.			64
	A.	Summary of this Application Relating to the Establishment and Operation of the Funds as ETFs		64
	B.	Summary of this Application with Respect to Purchases and Sales of Fund Shares in Excess of the Limits in Section 12(d)(1) of the Act		67
	C.	Summary of this Application with Respect to the Operation of Certain Funds as “Fund of Funds” in Excess of the Limits Imposed By Section 12(d)(1) of the Act		68
	D.	Benefits of the Proposal		69
		1.	General.	69
		2.	Intra-Day Trading	69
		3.	Maintaining a Competitive Position in the International Financial Community	70
		4.	Introducing Additional Competition into the U.S. ETF Market	71
	E.	The Trust and the Funds Do Not Raise Concerns		71
		1.	Structure and Operation of the Trust and the Funds Compared to Prior ETFs	71
		2.	Investor Uses and Benefits of Products	73
		3.	Potential Conflicts of Interest Related to Affiliated Index Funds Similar to Those Involved in Prior Approvals	74
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APPENDIX A	A-1
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I.                   INTRODUCTION

A.	Summary of Application

In this Amendment No. 1 dated November 21, 2012 to the application originally filed on July 3, 2012 (“Application”) IndexIQ ETF Trust (“Trust”),1 IndexIQ Advisors LLC (“Advisor”),2 and ALPS Distributors, Inc. (“Distributor” and, together with the Trust and the Advisor, “Applicants”)3 apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order (i) under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”).4

The Order, if granted, would permit, among other things:

(a)	the series of the open-end investment company described herein (each a series of the Trust and individually referred to as a “Fund,” and collectively as “Funds”) to issue their shares (“Shares”) in large aggregations only;

1 As used herein, the term “Trust” shall also include any other index-based open-end series management investment company registered with the Commission (as defined herein) and advised by IndexIQ Advisors LLC, as advisor to the Trust (“Advisor”) or an entity controlling, controlled by or under common control with the Advisor that complies with the terms and conditions of this Application (any such entity is included in the term Advisor).

2 All references herein to the terms “Advisor” or “IndexIQ Advisors LLC” include any successor to IndexIQ Advisors LLC, any reference to the term “Advisor” include any successor to such Advisor, and any reference to the term “Sub-Advisor” (defined below) include any successor to such Sub-Advisor. For purposes of the requested Order, a “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

3 All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

4 Applicants received a prior order exempting them from the provisions of the Act included in their requested Order (Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and Rule 22c-1 and Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act). With respect to the “ETF Relief” and the “12(d)(1) Relief” (each defined below), see In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release Nos. 28638 (February 27, 2009) (notice) and 28653 (March 20, 2009) (order) (together, “Prior Order”). Applicants are seeking the requested Order to (a) include and describe additional types of future funds that will use the underlying indexes as discussed herein; (b) request the “Funds of Funds Relief” (as defined below); (c) clarify certain representations and requests made in the application for the Prior Order and (d) supersede the Prior Order.

(b)	secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) per Share on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (together, “NYSE Arca”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);
(c)	certain affiliated persons of the open-end investment company described herein to deposit securities into, and receive securities from, such investment company, in connection with the purchase and redemption of aggregations of Shares of such investment company;
(d)	the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;
(e)	registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Advisor or an entity controlling, controlled by or under common control with the Advisor, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and such Investing Management Companies and Investing Trusts are collectively referred to as “Investing Funds”) to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act ;
(f)	the Funds, and any principal underwriter for the Funds, and/or any broker dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the Act;
(g)	the Trust’s “Funds of Funds” (as defined below) to acquire shares of “FOF Constituent Funds” (as defined below) in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the Act;
(h)	the FOF Constituent Funds, and their principal underwriters and/or any Broker registered under the Exchange Act , to sell shares of the FOF Constituent Funds to the Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act; and
(i)	the purchase and sale transactions described in subsections (e)-(h) above to take place between the parties identified in such subsections.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the

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proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemptions are consistent with the public interest and the protection of investors.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief”, the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act, as it pertains to Funds and Investing Funds, will be referred to herein as “12(d)(1) Relief”, and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act and Section 17(a) of the Act, as it pertains to Funds of Funds and the FOF Constituent Funds, will be referred to herein as “Funds of Funds Relief”. The ETF Relief, the 12(d)(1) Relief and the Funds of Funds Relief collectively will be referred to herein as “Relief.”

Applicants seek the Order to create and operate one or more index-based portfolios of the Trust that offers Shares and (i) for which a third party that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Advisor, any Sub-Advisor (defined herein), the Distributor or a promoter of the Fund will serve as the Index Provider (defined herein) (each an “Unaffiliated Index Fund”), or (ii) for which an “affiliated person” of the Advisor will serve as the Index Provider (each an “Affiliated Index Fund”).

Applicants request that the Order apply to the Trust’s existing Affiliated Index Funds (“Current Funds”) and any additional Affiliated Index Funds or Unaffiliated Index Funds of the Trust, and any other open-end management investment company or series thereof, that may be

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created in the future and that track a specified index comprised of domestic and/or foreign equity securities (“Equity Funds”) and/or domestic and/or foreign fixed income securities (“Fixed Income Funds”) (together, “Future Funds”).5 Certain Current Funds are, and Future Funds may be, “Funds of Funds” because their respective Underlying FOF Indexes (defined below) are, or will be, comprised wholly or partly of interests in “FOF Constituent Funds” which are either (1) “exchange traded funds” (“ETFs”), open-end management companies, UITs, closed-end investment companies and business development companies registered as such under the Act that are not part of the “same group of investment companies” (as defined in Section 12(d)(1)(G) of the Act) as the Funds of Funds (collectively, “Unaffiliated FOF Constituent Funds”) and/or (2) Funds that are part of the “same group of investment companies” (as defined in Section 12(d)(1)(G) of the Act) as the Funds of Funds (“Affiliated FOF Constituent Funds”). Any Future Fund will (a) be advised by the Advisor and (b) comply with the terms and conditions of this Application.

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

Applicants seek ETF Relief and 12(d)(1) Relief with respect to all Funds that is substantially similar to the relief granted by the Commission to other ETFs, including PIMCO ETF Trust, Old Mutual Global Shares Trust, Global X Funds, Javelin Exchange-Traded Trust, ALPS ETF Trust, iShares Trust, SSgA Funds Management, NETS Trust, PowerShares Exchange Traded Fund Trust and Fidelity Commonwealth Trust (collectively, “Prior Index ETFs”). Applicants further seek ETF Relief and 12(d)(1) Relief with respect to the Affiliated Index Funds that is substantially similar to the relief granted by the Commission to ETFs issued to Applicants in the Prior Order, as well as to WisdomTree Trust, Market Vectors ETF Trust and Fidelity

5 For purposes of this Application, references to “Funds” include the Current Funds, as well as any Future Funds, and references to “Fixed Income Funds” include any Fund that is based on an Underlying Index comprised of both equity and fixed income securities.

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Commonwealth Trust (collectively, “Other Self-Indexing ETFs”). Also, Applicants seek ETF and 12(d)(1) Relief with respect to Long/Short Funds and 130/30 Funds (each as defined below) that is substantially similar to the relief granted by the Commission to ETFs issued by FQF Trust (collectively, “Prior Long/Short ETFs”).6 The Prior Index ETFs, Other Self-Indexing ETFs and Prior Long/Short ETFs are collectively referred to herein as the “Prior ETFs”.7 In addition, Applicants seek Funds of Funds Relief with respect to the Funds of Funds virtually identical to the relief that was recently granted by the Commission to PowerShares Exchange-Traded Fund Trust,8 as well as to Van Eck VIP Trust.9 No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

6 In the Matter of FQF Trust, et al., Investment Company Act Release No. 29747 (Aug. 5, 2011).

7 Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28752 (June 1, 2009); Old Mutual Global Shares Trust, et al., Investment Company Act Release No. 28898 (Sept. 9, 2009); Global X Funds, et al., Investment Company Act Release No. 28433 (Oct. 3, 2008); Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (Aug. 26, 2008); ALPS Advisors, Inc., et al., Investment Company Act Release No. 28262 (May 1, 2008); Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); NETS Trust, et al., Investment Company Act Release No. 28195 (Mar. 17, 2008); SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27839 (May 25, 2007); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (Mar. 28, 2003) PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27841 (May 25, 2007); In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release No. 27391 (June 12, 2006) (“WisdomTree Order”); the Prior Order ”; In the Matter of Market Vectors ETF Trust, et al., Investment Company Act Release No. 29490 (Oct. 26, 2010) (“Market Vectors Order”) and In the Matter of Fidelity Commonwealth Trust, et al., Investment Company Release No. ___ (___, 2012) (“Fidelity Order”) (collectively referred to herein as the “Prior ETF Orders”).

8 In the Matter of PowerShares Exchange-Traded Fund Trust, et al, Investment Company Act Release Nos. 30222 (Sept. 26, 2012) (notice) and 30238 (October 23, 2012) (order) (collectively referred to herein as “PowerShares FOF Order”).

9 In the Matter of Van Eck VIP Trust, et al., Investment Company Act Release Nos. 30063 (May 12, 2012) (notice) and 30096 (June 5, 2012 (order) (“Van Eck FOF Order”) and, collectively with the PowerShares FOF Order, the “Prior ETF FOF Orders”. The funds which are the subject of the Prior ETF FOF Orders are referred to herein as “Prior ETF FOFs”.

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II.	BACKGROUND
A.	General

Applicants have established, and will continue to establish, certain index-based market basket investment products intended to be made available to both institutional and retail investors. The Trust has established, and intends to continue to create, diversified and non-diversified Funds, each of which will operate pursuant to the terms and conditions stated in this Application.

The Trust is registered with the Commission as an open-end management investment company and offers and sells its shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the Act (“Registration Statement”). Funds which track Domestic Indexes (as defined below) are referred to as “Domestic Funds”, Funds which track Foreign Indexes (as defined below) are referred to as “Foreign Funds.”

Each Fund will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified equity and/or a specified fixed income securities index (each an “Underlying Index” and collectively, “Underlying Indexes”). Each Fund will hold certain securities selected to correspond generally to the performance of its Underlying Index (“Portfolio Securities”) and may hold other securities and instruments as described below. Certain of the Funds will be based on Underlying Indexes which will be comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non domestic issuers meeting the requirements for trading in U.S. markets (“Domestic Indexes”). Other Funds will be based on Underlying Indexes which will be comprised of foreign and domestic or solely foreign equity and/or fixed income securities (“Foreign Indexes”). Future Funds may be based on Domestic Indexes as

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well as Foreign Indexes. Each Fund of Funds will be based on its “Underlying FOF Index” which is comprised of Portfolio Securities including the shares of one or more FOF Constituent Funds that may be Unaffiliated FOF Constituent Funds and/or Affiliated FOF Constituent Funds. In turn, each Unaffiliated FOF Constituent Fund and Affiliated FOF Constituent Fund will be based upon its respective stated underlying index, referred to herein as “Underlying FOF Constituent Index” and will hold equity and/or fixed income securities issued by domestic and/or foreign issuers that are the individual components of such index, which are referred to herein as “FOF Constituent Fund Components”.

The Trust will issue, with respect to each Fund on a continuous offering basis, only specified large aggregations of Shares (each such aggregation of Shares a “Creation Unit”) currently expected to be within a range of 15,000 up to 200,000 shares (e.g. 15,000 or 50,000 or another specified number of Shares) as clearly stated in such Fund’s statutory prospectus (“Prospectus”). The size of a Creation Unit for each Fund will initially be determined by the Advisor, in part on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.10 Applicants expect that the initial price of a Creation Unit will be a minimum of $625,000 and will fall in the range of $625,000 to $10 million, and that the initial trading price per individual Share of each Fund will fall in the range of $15 to $100. Individual Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of the Shares will be established per Share at a level convenient for trading purposes.

10 The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time, if, for example, the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

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Shares of each Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as a market maker and maintain a market for Shares trading on the Exchange. If NYSE Arca is the Exchange on which the Shares are primarily listed (“Listing Exchange”), it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”) will register to make a market in Fund Shares listed on NYSE Arca. If NASDAQ is the Listing Exchange, one or more member firms of NASDAQ will act as a market maker (“NASDAQ Market Maker” and together with Arca Market Makers, “Market Makers”) and maintain a market on NASDAQ for Shares trading on NASDAQ.11

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed end funds. Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an “in kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.K. “Sales of Shares.” Applicants believe that this “in kind” method minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and would permit closer

11 If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing. Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker or NASDAQ Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

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tracking of each Fund’s Underlying Index. Applicants submit that this “in kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

B.	The Current Funds

IndexIQ ETF Trust was organized under the laws of the Delaware as a statutory trust on July 1, 2008. The Trust is registered with the Commission under the Act as a series open-end management investment company authorized to offer an unlimited number of Funds. As of the filing date of this Application, the Trust offers and sells Shares of twelve (12) Funds pursuant to its Registration Statement filed with the Commission on Form N-1A, as amended.12 Each Current Fund is, and each Future Fund will be, advised by the Advisor, or an entity controlling, controlled by or under common control with, the Advisor. Shares of each Current Fund comply with all applicable listing rules of NYSE Arca, the Listing Exchange for the Current Funds, and Applicants will not seek to register any Future Fund or list the Shares of any Future Fund without complying with all applicable listing rules of the Listing Exchange.

The Advisor may enter into subadvisory agreements with additional investment advisors who may serve as Sub-Advisor to the Trust and any of its series. Any Sub-Advisor to the Trust or a Fund will be registered under the Advisers Act.

Each Current Fund is a Fund whose performance corresponds generally to the performance of a specified index comprised of equity securities developed by Financial Development HoldCo LLC (d/b/a IndexIQ) a limited liability company established in Delaware

12 File No. 333-152915.

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(“FDH” or “IndexIQ”), an Affiliated Index Provider (as defined below). As noted earlier, certain Current Funds are structured as Funds of Funds in that they invest all or a portion of their assets in the securities issued by other investment companies and are therefore subject to the limits contained in Section 12(d)(1) of the Act.13 The Underlying Index for each Current Fund is described in Appendix A hereto. As described below, each Current Fund consists largely of some or all of the Component Securities of its specified Underlying Affiliated Index, and in the case of a Current Fund of Funds consists largely of some or all of the Unaffiliated FOF Constituent Funds of its specified Underlying FOF Index, in each case selected to correspond generally to the price and yield performance of such index. Each Future Fund will consist largely of some or all of the Component Securities of its Underlying Affiliated Index, its Underlying Unaffiliated Index, or its Underlying FOF Index, as applicable, selected to correspond generally to the price and yield performance of such index.14

Each Fund that intends to qualify as a regulated investment company (“RIC”) will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements of the Internal Revenue Code of 1986, as amended (“Code”).

Each Current Fund is, and each Future Fund will be, marketed as an “ETF” or an “exchange-traded fund” rather than as a “mutual fund” or as an “open-end investment company”.

C.	The Advisor

The Advisor is organized as a limited liability company established in Delaware with its principal office currently located at 800 Westchester Avenue, Suite N-611, Rye Brook, NY

13 As discussed below, Applicants believe that these limits are likely to restrict the ability of Current Funds of Funds to track their respective Underlying FOF Indexes and may well have the same effect upon Future Funds of Funds.

14 Certain Current Funds, including Funds of Funds, also hold other financial instruments as described in Section II.I. below, and the same may be true for one or more Future Funds, including Future Funds of Funds.

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10573 and is registered, and any advisor to a Future Fund will be registered, as an “investment adviser” under Section 203 of the Advisers Act. The Advisor, subject to the oversight and authority of the Board of Trustees of the Trust (“Board”), will develop the overall investment program for each Fund.15 The Advisor may enter into sub-advisory agreements with one or more additional investment advisors to act as “Sub-Advisors” with respect to particular Funds (each, a “Sub-Advisor” and collectively, the “Sub-Advisors”). Any Sub-Advisor for the Funds will be registered under the Advisers Act and will serve as the portfolio manager for each such Fund. Under the Advisor's supervision, each Sub-Advisor will manage the investment and reinvestment of each Fund's assets in accordance with the Fund's investment objective. The Advisor will compensate any Sub-Advisor out of the advisory fees paid to the Advisor pursuant to the investment advisory contract. Financial Development HoldCo LLC is the parent company of the Advisor.

D.	The Distributor

ALPS Distributors, Inc. acts as distributor and underwriter of the Creation Units of Shares of Current Funds (in such capacity, the “Distributor”) and will do so for Shares of Future Funds. The Distributor is registered as a broker-dealer under the Exchange Act. The Distributor distributes Current Fund Shares on an agency basis and will do so for Shares of Future Funds. The Distributor is not affiliated with the Advisor or any Sub-Advisor. The Trust has entered into a distribution agreement with the Distributor. Applicants request that the Order apply to the Distributor, any successor to the Distributor, and to any other entity hired by a Fund as a future distributor (each, a “Future Distributor”) that complies with the terms and

15 The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

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conditions of this Application. Neither the Distributor nor any Future Distributor is or will be affiliated with any Exchange.

E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Current Fund has, and each Future Fund will have, an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of Portfolio Securities. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, the Advisor, a Sub-Advisor or an affiliate of the Advisor and/or Sub-Advisors may provide administration, custody, fund accounting, transfer agency, dividend disbursement and securities lending services to the Funds.

F.	Underlying Indexes and Licensing Arrangements

Applicants have selected the Affiliated Indexes identified in Appendix A to this Application as the Underlying Affiliated Indexes on which the Current Funds are based. Except with respect to the Current Funds and any Future Affiliated Index Funds, no entity that compiles, creates, sponsors or maintains an Underlying Index (each an “Index Provider”)16 is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an

16 The Index Provider does not now, and will not in the future, provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Index Provider.

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affiliated person, of the Trust or a Fund of the Advisor, of any Sub-Advisor to or promoter of a Fund or of the Distributor.

G.	Special Considerations Applicable to Affiliated Index Funds

This section discusses the special considerations that are applicable to the Current Funds, as Affiliated Index Funds, and clarifies certain representations made by Applicants in the Prior Order. All Future Funds that are Affiliated Index Funds will adhere to the same policies, procedures and representations of the Current Funds.

1.	Overview

The Index Provider to the Current Funds which are all Affiliated Index Funds (“Affiliated Index Provider”), has created a proprietary, rules based methodology described below in Section G.4. (“Rules Based Process”) to create Underlying Indexes for use by the Affiliated Index Funds, and other investors (each an “Underlying Affiliated Index” and collectively the “Underlying Affiliated Indexes”).17

All of the Affiliated Indexes for Current Funds are, and for Future Funds will be, reconstituted periodically to ensure that new and growing investments are reflected. The Underlying Affiliated Indexes for Current Funds are, and for Future Funds will be, built according to transparent rules. Rules dictate additions/deletions to the Underlying Affiliated Indexes thus ensuring constant coverage. The Affiliated Index Provider for Current Funds utilizes, and for Future Funds will utilize, a rules based methodology to determine what

17 The Underlying Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c) (1) or 3(c) (7) of the Act for which the Advisor acts as Advisor and/or sub-Advisor (“Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as Advisor and/or sub-Advisor (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such index(es) or a representative sample of such constituents of the index. Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

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securities are included in the Underlying Affiliated Indexes so the Underlying Affiliated Indexes remain relevant no matter how market activity changes.

The Underlying Affiliated Indexes for Current Funds are, and for Future Funds will be, “transparent,” meaning that (i) both the Rules Based Process and the composition of each Underlying Affiliated Index will be freely available to the public, (ii) any change to the Rules Based Process will be announced at least sixty (60) days prior to becoming effective, (iii) any changes to constituents of and weightings of each Underlying Affiliated Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined herein) and (iv) all such changes will be made freely available to the public as well.

Applicants believe that each Current Fund’s investment strategy of tracking its Underlying Affiliated Index fits squarely within the scope of the relief previously granted in the Prior Order to the Current Funds, as well as that granted in the Prior ETF Orders to the Prior Index ETFs. Indeed, Applicants submit that, were the Affiliated Index Provider not an “affiliated person” of the Advisor, the Trust and the Funds (i) each Affiliated Index Fund’s use of its Underlying Affiliated Index would be indistinguishable from the use of existing equity and/or fixed income indexes by other ETFs that track indices of unaffiliated index providers currently trading and (ii) the Affiliated Index Provider would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs. Moreover, Applicants assert that the structure of the Current Funds is, and all other Affiliated Index Funds will be, substantially similar to the Other Self-Indexing ETFs. Applicants further submit that the operation of the Current Funds, as Affiliated Index Funds and the Affiliated Index Funds’ arbitrage mechanism,

14

for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

Applicants contend that the potential conflicts of interest arising from the fact that the Affiliated Index Provider will be an “affiliated person” of the Advisor has not had any impact on the operation of the Current Funds, as Affiliated Index Funds, because their Underlying Affiliated Indexes have maintained transparency, the Current Funds’ portfolios are transparent and the Affiliated Index Provider, the Advisor, and the Affiliated Index Funds, have each adopted policies and procedures to address any potential conflicts of interest (“Policies and Procedures”), all as discussed herein, and any Sub-Advisor to a Fund will do so.

Applicants assert that the Underlying Affiliated Indexes of the Current Funds are as or more transparent than any index used by existing ETFs. Like the indexes created and owned by WisdomTree® (“WisdomTree Indexes”)18 and others used by ETFs currently trading, the Underlying Affiliated Indexes owned by the Affiliated Index Provider and used by the Current Funds have been created using a detailed Rules Based Process that is made publicly available. The Affiliated Index Provider publishes in the public domain, including on its website and/or the Current Funds’ website (“Website”), all of the rules that govern inclusion and weighting of securities in each of its applicable Underlying Affiliated Indexes. Applicants believe that this has prevented, and will continue to prevent, the Advisor from possessing any advantage over other market participants by virtue of its affiliation with the Affiliated Index Provider, the owner of the Affiliated Indexes. Of course, like all index providers, the Affiliated Index Provider reserves the right to modify the Rules Based Process in the future. While the Affiliated Index Provider does not presently contemplate specific changes to the Rules Based Process, it could be

18 WisdomTree Order, supra note 7.

15

modified, for example, to reflect changes in the underlying market tracked by an Underlying Affiliated Index, the way in which the Rules Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Index Personnel (as defined below) has given (1) the Calculation Agent (defined below) reasonable prior written notice of such rule changes and (2) the investing public at least sixty (60) days published notice that such changes will be implemented. As discussed herein, Applicants believe that by publicly disclosing the Rules Based Process governing the construction and maintenance of the Underlying Affiliated Indexes, and requiring significant advance publication of changes to the Rules Based Process, the Underlying Affiliated Indexes that are owned by the Affiliated Index Provider are as transparent as other indexes underlying existing ETFs. In addition, Applicants have adopted Policies and Procedures to address potential conflicts of interest, as discussed in Sections II.G.2. and III.E.3. below, and any Sub-Advisor to a Fund will adopt similar Policies and Procedures.

In conclusion, Applicants submit that the Current Funds as Affiliated Index Funds use, and Future Affiliated Index Funds will use, their Underlying Affiliated Indexes and operate, function and trade in a manner very similar to the other index-based ETFs which are currently traded, without raising any new issues or concerns, and that they merit the requested Relief.

2.	Potential Conflicts of Interest

Applicants do not believe the potential for conflicts of interest raised by the Advisor’s use of the Underlying Affiliated Indexes in connection with the management of the Current Funds as Affiliated Index Funds, and the Affiliated Accounts, have been substantially different from the potential conflicts presented by an Advisor managing two or more registered funds or by the side-by-side management of traditional funds and unregistered funds. More specifically, Applicants do not believe the potential for conflicts presented by the Advisor’s use of the

16

Underlying Affiliated Indexes in connection with the management of the Current Funds as Affiliated Index Funds and the Affiliated Accounts have been substantially different from the potential for conflicts presented by the side-by-side management of Prior ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same Advisor. Furthermore, Applicants do not believe the potential for conflicts presented by the Advisor’s use of the Underlying Affiliated Indexes in connection with the management of the Current Funds as Affiliated Index Funds, and the Affiliated Accounts, have been substantially different from the potential for conflicts presented and addressed in the Prior Order, WisdomTree Order and Market Vectors Order discussed herein. The Advisor and the Affiliated Index Provider have adopted and implemented the Policies and Procedures that they believe will minimize or eliminate any potential conflicts of interest.

First, the Advisor has disclosed the potential for conflicts to the Current Funds as Affiliated Index Funds, and Affiliated Accounts. Second, as discussed further herein, the Affiliated Index Provider has adopted Policies and Procedures designed to prevent the dissemination and improper use of non-public information about changes to the constituents of the Underlying Affiliated Indexes of the Current Funds and the Rules Based Process. In addition, the Advisor has adopted and implemented, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder; any Sub-Advisor will do the same. These include Policies and Procedures designed to minimize potential conflicts of interest between Current Funds as Affiliated Index Funds, and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage

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commissions. The structure of the Current Funds as Affiliated Index Funds, as well as those of the Affiliated Accounts, minimizes the potential for conflicts as the investment strategies of each Current Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Underlying Affiliated Index. The Advisor does not receive incentive fees for outperforming the Underlying Affiliated Index of any Current Fund nor will any Sub-Advisor to any Affiliated Index Fund. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

To the extent the Current Funds, as Affiliated Index Funds, transact with the Advisor or an affiliated person of the Advisor or any Sub-Advisor, such transactions will comply with the Act, the rules thereunder and the terms and conditions of this Application. Subject to the approval of the Board, the Advisor or affiliated persons of the Advisor and those of any Sub-Advisor (“Sub-Advisor Affiliates”) may be authorized to provide custody, fund accounting and administration, and transfer agency services to the Funds. The Board will consider, among other things, whether such affiliated persons or Sub-Advisor Affiliates provide substantially identical services to other investment companies. Applicants do not believe that the management of any Future Affiliated Index Fund will pose potential conflicts of interest different than those described herein. Therefore, given that Applicants have adopted the policies and procedures described above to address potential conflicts of interest with respect to the Current Affiliated Index Funds, Applicants will also implement the same policies and procedures in connection with all Future Affiliated Index Funds.

The conflicts of interest do not exist where the index creator is not an affiliated person, or an affiliated person of an affiliated person, of an ETF or its investment Advisor or any sub-

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Advisor. Therefore, with respect to the Index Funds, the representations and undertakings designed to prevent such potential conflicts of interest should not be applicable.

3.	Index Provider and Calculation Agent

As owner of the Affiliated Indexes, the Affiliated Index Provider has hired a calculation agent (“Calculation Agent”). The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Funds, the Advisor, any Sub-Advisor, any promoter or the Distributor.

The Affiliated Index Provider initially applies the Rules Based Process to the relevant universe of securities when it chooses the Portfolio Securities comprising each Underlying Affiliated Index underlying the Affiliated Index Funds. The Affiliated Index Provider also determines the number, type, and weight of securities that will comprise each Underlying Affiliated Index and performs or causes to be performed all other calculations necessary to determine the proper make-up of the Underlying Affiliated Index. Thereafter, (i) the Calculation Agent is responsible for all such Underlying Affiliated Index maintenance and calculation in accordance with the Rules Based Process and dissemination of the Underlying Affiliated Index values in accordance with Commission and Exchange requirements, and (ii) the Index Provider is solely responsible for performing the reconstitution updates and rebalance updates for each Affiliated Index Fund on the relevant Reconstitution Dates (as defined below) and Rebalance Dates (as defined below).

The Calculation Agent disseminates Underlying Affiliated Index information through one or more unaffiliated third party data providers, such as Reuters, which is available to subscribers. Underlying Affiliated Index values on a total return basis are disseminated on an end-of-day

19

basis through such unaffiliated third party data provider(s). The “price index values”19 of each Underlying Affiliated Index are, and Future Underlying Affiliated Indexes will be, calculated by the Calculation Agent and disseminated every 15 seconds (except as otherwise stated herein) by an Exchange so that such Underlying Affiliated Index values are available in the market place. Information about each Underlying Affiliated Index, including data on Component Securities and weightings, are available on the Website, as will a rule book describing the Rules Based Process applicable to such Underlying Affiliated Index (“Rule Book”) and the Portfolio Securities of each Affiliated Index Fund. Certain employees of the Affiliated Index Provider and its affiliates who have responsibility for the Underlying Affiliated Indexes and the Rules Based Process, as well as those employees of the Affiliated Index Provider and its affiliates appointed to assist such employees in the performance of his/her duties (collectively, known as “Index Personnel”), monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation, dissemination and reconstitution in accordance with the Rules Based Process. Index Personnel do not, and will not, have any responsibility for management of the Affiliated Index Funds or Accounts. The same will be true for all Future Affiliated Index Funds.

4.	Rules Based Process

(a)                Securities Selection.

Each Domestic Index and Foreign Index used as an Underlying Affiliated Index for a Current Affiliated Index Fund is, and each of the Domestic Indexes and Foreign Indexes underlying any Future Fund that is an Affiliated Index Fund will be, an equity and/or fixed income index developed by the Affiliated Index Provider for investors wishing to invest in

19 A “total return index value” reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends, whereas a “price index value” reflects only price appreciation (or depreciation) of the constituent securities.

20

securities of domestic and non-domestic issuers. All of the Underlying Affiliated Indexes for the Current Funds are, and all of the Domestic Indexes and Foreign Indexes for which a Future Affiliated Index Fund seeks to track will be, derived from the application of the Rules Based Process as described above.

In order to be included in a Domestic Index and/or a Foreign Index, each Component Security must meet the eligibility requirements set forth in the Rules Based Process and contained in the Rule Book for such Underlying Affiliated Index. The Rule Book for each Underlying Affiliated Index for the Current Funds are, and all of the Domestic Indexes and Foreign Indexes used as an Underlying Affiliated Index for Future Affiliated Index Funds will be, published on the Website.

(b)               Component and Weighting Changes to Underlying Affiliated Indexes.

In accordance with the Rules Based Process, the Index Personnel provide the data to the Calculation Agent, who updates each Underlying Affiliated Index for the Current Funds on at least an annual basis (in some cases on a more frequent periodic basis) to add or delete individual Component Securities that have been selected or deleted pursuant to the Rules Based Process after the close of trading on the date provided for in the relevant Rule Book (each such date a “Reconstitution Date”) and to rebalance the Component Securities from time to time, as described in the relevant Rule Book (each such occurrence a “Rebalance Date”).20 For Underlying Affiliated Indexes with more frequent reconstitution, individual Component Securities will be added or deleted pursuant to the Rules Based Process after the close of trading on the days specified in the Rule Books pertaining to such Underlying Affiliated Indexes. Apart

20 Underlying Affiliated Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly. The Reconstitution Dates and Rebalance Dates for each Underlying Affiliated Index of the Current Affiliated Index Funds are made available on the Website; the same will be true for the Reconstitution Dates and Rebalance Dates for Future Affiliated Index Funds.

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from providing such data to the Calculation Agent, Financial Development HoldCo LLC, as the Affiliated Index Provider, does not, and will not, disclose any information concerning the identity of Component Securities that have been added to, or deleted from, each Underlying Affiliated Index, or the weightings of such Component Securities, to the Advisor, any Sub-Advisor, the Funds the Accounts or any other affiliated entities before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, the Calculation Agent may disclose such information solely to the Index Personnel in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Rules Based Process. Financial Development HoldCo LLC, as Affiliated Index Provider, its Index Personnel and the Calculation Agent are expressly prohibited from providing this information to any employees of the Advisor or those of any Sub-Advisor until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent). As employees of Financial Development HoldCo LLC, the Affiliated Index Provider, members of the Index Personnel (i) do not have any responsibility for the management of the Affiliated Index Funds or the Accounts, (ii) are expressly prohibited from sharing this information with any employees of the Advisor or those of any Sub-Advisor, including those persons that have responsibility for the management of the Affiliated Index Funds or the Accounts until such information is publicly announced,21 and (iii) are expressly prohibited from sharing or using this

21 However, in accordance with the Policies and Procedures, the Index Personnel may make such information available to senior management of IndexIQ Advisors LLC or its subsidiaries who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Advisor, including but not limited to, duties and responsibilities relating to sales, financial aspects of the business of the Advisor, information technology and marketing. These duties and responsibilities do not include portfolio management for the Affiliated Index Funds or Affiliated Accounts. The Advisor (or its subsidiaries, if appropriate) have adopted Policies and Procedures forbidding such persons from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules Based Process or the Affiliated Indexes.

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non-public information in any way except in connection with the performance of their respective duties.

The new Component Securities and their approximate new weightings are announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive weights, after the close on each Reconstitution Date or Rebalance Date before the opening on the next day to the general public and the Advisor and any Sub-Advisor (on behalf of the Affiliated Index Funds and the Accounts). Again, none of the Advisor, any Sub-Advisor or any other person, whether affiliated or unaffiliated, are or would be, provided with the Underlying Affiliated Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent).22 New Component Securities may be added to any Underlying Affiliated Index on a day other than the Reconstitution Date only if there is a change to the Rules Based Process that results in such new constituents being added to such Underlying Affiliated Index. Changes to the Rules Based Process resulting in the addition of Component Securities to any Underlying Affiliated Index on a day other than the Reconstitution Date should occur only infrequently, if at all. Component Securities may be deleted from an Underlying Affiliated Index on a day other than the Reconstitution Date as a result of either (i) changes to the Rules Based Process or (ii) the occurrence of “corporate actions” as set forth in the Rule Book. These deletions will be executed by the Calculation Agent as soon as possible after the corporate action is announced. Except as

22 The Advisor and the Distributor have each adopted a Code of Ethics as required under Rule 17j 1 of the Act and Rule 204 2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j 1) from engaging in any conduct prohibited in Rule 17j 1. The Advisor and the Distributor have each adopted Policies and Procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, which are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non-public information in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder. Similarly, any Sub-Advisor will also have a Code of Ethics and Policies and Procedures to detect and prevent insider trading.

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described above, new Component Securities will not be added to any Underlying Affiliated Index other than on a Reconstitution Date.

As is the case with Prior ETFs and other index funds, each Affiliated Index Fund will make changes to its Portfolio Securities in response to certain announced changes in its Underlying Affiliated Index when the applicable Advisor and/or Sub-Advisor believes it is in the best interest of the Fund to do so. Additions to and deletions from an Affiliated Index Fund’s Portfolio Securities could be made (i) immediately or shortly after a change to its Component Securities or Rules Based Process is announced, (ii) on or about the date the announced change to such Component Securities or Rules Based Process is actually implemented by the Calculation Agent or (iii) any time thereafter. In determining whether and when to implement a change to an Affiliated Index Fund’s Portfolio Securities, an Advisor and/or Sub-Advisor would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Affiliated Index Fund’s tracking error against its Underlying Affiliated Index.

(c)                Market Impact of Underlying Index Changes.

Of course, Applicants cannot predict when and how market participants will react to announced changes in the Rules Based Process or the Component Securities of the Affiliated Index Funds’ Underlying Affiliated Indexes. Nevertheless, Applicants expect market participants to react to such changes in the same manner as they would to announced changes in other indexes tracked by traditional mutual funds, Prior ETFs, Current Funds, and other investors. The announcement that a security has been added to a widely-followed index or benchmark may cause the price of that security to increase and an announcement that a security has been deleted from a widely-followed index or benchmark may cause the price of that security to decrease. To the extent an index or benchmark is not widely followed, any price

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increase or decrease generally would be expected to be smaller than a corresponding change to a widely-followed index or benchmark. Similarly, other things being equal, to the extent that an index or benchmark’s methodology is rules-based and transparent, any price increase or decrease generally would be expected to be smaller than the increase or decrease resulting from a change to a non-transparent index or benchmark (because the transparency of the index or benchmark likely would provide the market with more notice of such change). Because it is not possible to predict when and how market participants will react to announced changes in the Rules Based Process or the Component Securities of the Affiliated Index Funds’ Underlying Affiliated Indexes, Applicants cannot predict when and how these changes will impact the market price and NAV per Share of a Current Fund or any Future Affiliated Index Fund. In this respect, Applicants do not believe that the Affiliated Index Funds’ Underlying Affiliated Indexes are any different than existing equity and/or fixed income ETFs and their respective underlying indexes or benchmarks.

5.	Transparency of Underlying Affiliated Indexes

The Affiliated Index Provider describes the basic concept of each Underlying Affiliated Index for the Current Affiliated Index Funds and discloses the relevant Rule Book laying out the Rules Based Process on the Website and will do the same for all Future Affiliated Index Funds. The identity and weightings of the Component Securities of any Underlying Affiliated Index will be readily ascertainable by any third party because the Rules Based Process is publicly available. As discussed above, changes to the Rules Based Process are, and will be, publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Provider has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect.

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The Calculation Agent makes, and will make, available to the Affiliated Index Provider information on its Underlying Affiliated Indexes that the Affiliated Index Provider will make available to the general public on the Website. Each Business Day (defined below), the Website publishes, and will publish, free of charge (or provide a link to another website that will publish free of charge) the Component Securities of each Fund’s Underlying Affiliated Index and their respective weightings in such Underlying Affiliated Index as of the close of the prior Business Day. Each Business Day, the Website publishes, and will publish, free of charge (or provide a link to another website that will publish free of charge) the Portfolio Securities held by each Current Fund, as an Affiliated Index Fund, and their respective weightings, and each Affiliated Index Fund’s per share NAV, market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV per Share (“Bid/Ask Price”) and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share, all as of the prior Business Day. The components and weightings of the Underlying Affiliated Indexes of the Current Funds, as well as the portfolio holdings of each such Affiliated Index Fund is also available through unaffiliated third-party data vendors, such as Reuters.

Changes to the constituents of each Underlying Affiliated Index of the Current Funds, made by the Affiliated Index Provider and/or the Calculation Agent are disclosed by such party and published on the Website. Any such Affiliated Index Provider and/or Calculation Agent announcements or Website disclosures to the public are, and will be, made in such a manner that none of the employees of the Affiliated Index Provider outside of Index Personnel, the Advisor, any Sub-Advisor, any other investor nor any Affiliated Index Fund is notified of actions prior to the general investing public, except as described in Section II.G.4 above.

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Applicants believe that each Underlying Affiliated Index of the Current Funds, will continue to maintain transparency. All components, weightings, additions and deletions from the Underlying Affiliated Indexes will not only be publicly available, but also will be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of other Underlying Indexes currently used by ETFs, such as the WisdomTree Indexes, as well as that of the Underlying Indexes used by the Current Affiliated Index Funds. The Affiliated Index Provider has adopted Policies and Procedures prohibiting employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the rendering of services to the administration of the Affiliated Indexes. Also, the Affiliated Index Provider has adopted Policies and Procedures that prohibit and are designed to prevent anyone, including the members of the Index Personnel, from disseminating or using non-public information about pending changes to Component Securities or methodology, except as described in Section II.G.2 above. These policies specifically prohibit the member of the Index Personnel from sharing any non-public information about the Underlying Affiliated Indexes with any personnel of the Advisor and/or Sub-Advisors responsible for management of the Affiliated Index Funds and/or any Affiliated Account. The Advisor has also adopted policies that prohibit personnel responsible for the management of the Affiliated Index Funds and/or any Affiliated Account from sharing any non-public information about the management of the Affiliated Index Funds and any Affiliated Account with any personnel of the Affiliated Index Provider, especially those persons responsible for creating, monitoring, calculating, maintaining or disseminating the Underlying Affiliated Indexes.

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In addition, the Affiliated Index Provider has retained the Calculation Agent to calculate and maintain the Underlying Affiliated Indexes on a daily basis. The Calculation Agent has been instructed to not communicate any non-public information about the Underlying Affiliated Indexes to anyone, and expressly not to the personnel of the Advisor or any Sub-Advisors responsible for the management of the Affiliated Index Funds or Affiliated Accounts. The Calculation Agent has been instructed to disseminate information about the daily constituents of the Underlying Affiliated Indexes to the Affiliated Index Provider, the Advisor, any Sub-Advisor, on behalf of the Affiliated Index Funds and Accounts, as applicable, and the public at the same time, except as otherwise described in Section II.G.2 above.

Members of the Index Personnel do not have access to the computer systems used by the Advisor or any Sub-Advisor in connection with their portfolio management activities. Furthermore, the Affiliated Index Provider has adopted Policies and Procedures which impose a restricted list and blackout period requirements23 on all members of the Index Personnel.

The portfolio managers responsible for day-to-day portfolio management of the Affiliated Index Funds and Affiliated Accounts are, and will be, employees of the Advisor or a Sub-Advisor. The personnel responsible for overseeing the activities of any Sub-Advisor in connection with the management of the Affiliated Index Funds and Affiliated Accounts are, and will be, employees of the Advisor. The personnel of the Advisor and those of any Sub-Advisor

23 The Advisor and the Index Group have each adopted “Restricted List” and “Blackout Period” procedures and requirements. In summary, no Access Person (as defined in these procedures and requirements) may trade in any security on the Restricted List during the Blackout Period, as defined below. The “Restricted List” includes any security that is a Component Security of any Underlying Affiliated Index upon which any Affiliated Index Fund or Affiliated Account is based. The “Blackout Period” is a time period which extends seven calendar days from the close of trading a full 24 hours before the Affiliated Index Fund or Affiliated Account or portfolio manager for such Fund or Affiliated Account receives its rebalance or reconstitution information from the Affiliated Index Provider until three trading days after such Fund or Affiliated Account or portfolio manager receives its rebalance or reconstitution information from the Affiliated Index Provider. For example, if the applicable Affiliated Index Fund or Affiliated Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

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responsible for any day-to-day portfolio management are, and will be, employees of separate organizations. The Advisor does not, and the Sub-Advisors will not, have access to the computer systems used by the Index Personnel to monitor, calculate and rebalance the Underlying Affiliated Indexes. The Advisor has also adopted Policies and Procedures which require any personnel responsible for the management of an Affiliated Index Fund and/or any Affiliated Account to (i) comply with the Restricted List and Blackout Period requirements, and (ii) require reporting of securities transactions to a designated senior employee of the Advisor in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. The Advisor has also adopted a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Advisor will be required to confirm to the Advisor and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Advisor will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act.

6.	Use of Underlying Affiliated Indexes by Affiliated Index Funds

As discussed in Section II.G.3 above, the Affiliated Index Provider will be an “affiliated person,” of the Advisor, the Trust and its Affiliated Index Funds within the meaning of Section 2(a)(3) of the Act. The Affiliated Index Provider, as owner of the Underlying Affiliated Indexes and all intellectual property related thereto, will license the use of the Underlying Affiliated Indexes, their names and other related intellectual property to the Advisor for use in connection with the Trust and the Affiliated Index Funds. The licenses for the Current Funds and Future Affiliated Index Funds will specifically state that the Advisor must provide the use of the Affiliated Indexes and related intellectual property at no cost to the Trust and the Affiliated Index Funds.

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H.	Capital Structure and Voting Rights: Book Entry

Shareholders of a Fund will have one vote per Share or one vote per dollar with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and applicable state law.

Shares will be registered in book entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (“DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through DTC and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and DTC Participants.

I.	Investment Objectives and Policies
1.	General

The investment objective of each Current Fund is, and each Future Fund will be, to provide investment returns that correspond, before fees and expenses, generally to the performance of its relevant Underlying Index. In seeking to achieve the investment objective of a Fund, the relevant Advisor and/or Sub-Advisor will utilize the indexing investment approaches described below.

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At all times, at least 80% of each Fund’s total assets will be invested in Component Securities of its Underlying Index. In the case of Foreign Funds, the 80% requirement may also include Depositary Receipts (as defined below) representing such securities (or, in cases where a Depositary Receipt is a Component Security, a security underlying such Depositary Receipt) and, in the case of Fixed Income Funds, the 80% requirement may also include to-be-announced transactions or “TBA Transactions”. Any Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non U.S. company’s publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Underlying Foreign Index, will improve the liquidity, tradability and settlement of such Foreign Fund’s then current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund to maintain direct exposure to Component Securities of its Underlying Foreign Index. In the case of a Fund of Funds, the 80% requirement will include the Component Securities of its relevant Underlying FOF Index (i.e., shares issued by the relevant Unaffiliated FOF Constituent Funds and/or Affiliated FOF Constituent Funds) and may also include a fully replicated, or representative sampled,24 group of the FOF Constituent Fund Components that comprise the index underlying one or more of its Affiliated and/or Unaffiliated FOF Constituent Funds.25 Also, from time to

24 See the discussion of “replication strategy” and “representative sampling” strategies at the end of this sub-section.

25 As an illustration, assume that an Unaffiliated Fund of Funds is based on an Unaffiliated Underlying FOF Index comprised of 25 separate securities and 4 Unaffiliated FOF Constituent Funds and further assume that the 4th Unaffiliated FOF Constituent Fund is based on its underlying index comprised of 40 individual stocks. In such case, at least 80% of such Unaffiliated Fund of Funds’ portfolio investments could be either (i) a fully replicated or a representative sampled portfolio of the 25 separate securities and the 4 Unaffiliated FOF Constituent Funds that make up its Unaffiliated Underlying FOF Index, or (ii) a fully replicated or a representative sampled portfolio of the 25 separate securities and 3 of the Unaffiliated FOF Constituent Funds, plus all or a representative sampled portfolio of the 40 individual stocks (i.e., FOF Constituent Fund Components) that comprise the underlying index used by the 4th Unaffiliated FOF Constituent Fund.

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time, a FOF Fund and/or a Fund that holds one or more FOF Constituent Funds may find it useful or necessary to invest in the individual FOF Constituent Components that comprise the index underlying one or more of its Affiliated and/or Unaffiliated FOF Constituent Funds, rather than in the shares issued by such Affiliated and/or Unaffiliated FOF Constituent Fund. For example, a Fund holding shares issued by a particular Affiliated and/or Unaffiliated FOF Constituent Fund may be precluded from acquiring additional shares of such Affiliated and/or Unaffiliated FOF Constituent Fund due to the imposition of trading halts or other interruptions in the secondary market for such shares, or in order to maintain compliance with the provisions of subchapter M of the U.S. Internal Revenue Code or Section 12(d)(1)(F) of the Act (absent the grant of Funds of Funds Relief requested herein). In addition, the Advisor might determine that investing in some or all of the individual FOF Constituent Components of an Affiliated and/or Unaffiliated FOF Constituent Fund, rather than in shares of such Affiliated and/or Unaffiliated FOF Constituent Funds, would reduce fees or expenses and/or produce other cost savings that could be passed on to Fund shareholders if such strategies were implemented. In all such cases, the individual FOF Constituent Components of such Affiliated and/or Unaffiliated FOF Constituent Funds, will be included in the 80% Asset Basket.

A Fund may also invest up to 20% (“20% Asset Basket”) of its assets in a broad variety of other instruments including, but not limited to, repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, options, futures contracts, currency futures contracts, options on futures contracts, swaps, options on swaps, forward contracts or other derivatives or instruments (including, but not limited to, credit-linked notes, commodity-linked notes, forward commitment transactions, foreign currency forwards, indexed and inverse floating rate securities, floating and variable rate instruments, convertible

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instruments, preferred stocks, rights and warrants), real estate investment trusts, shares of other ETFs, UITs and closed-end investment companies, exchange-traded notes, and shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, mortgage-backed securities, asset-backed securities, municipal debt securities, when-issued securities and delayed delivery transactions (collectively “Other Instruments”) as related to its Underlying Index and its Component Securities, as well as securities and Other Instruments not included in its Underlying Index, which the relevant Advisor and/or Sub-Advisor believes will help the Fund track its Underlying Index, as discussed in subsection 2 below.

A Fund may also engage in short sales26 in accordance with its investment objective.

A Fund will utilize a “replication strategy,” a “representative sampling,” or a combination of both, as described below. A Fund using a “replication strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing “representative sampling” will hold some but not necessarily all, of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its relevant Underlying Index or to maintain RIC compliance (see the discussion below in subsection 2). Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its respective Underlying Index.

26 The Trust may issue Funds that seek to track Underlying Indexes constructed using 130/30 investment strategies (“130/30 Funds”) or other long/short investment strategies (“Long/Short Funds”). Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by Long/Short Index (as defined below) and (ii) exposures equal to approximately 100% of the short positions specified by Long/Short Index. Each 130/30 Fund will include strategies that: (i) establish long positions in securities so that total long exposure represents approximately 130% of a Fund’s net assets; and (ii) simultaneously establish short positions in other securities so that total short exposure represents approximately 30% of such Fund’s net assets. The Long/Short Funds and 130/30 Funds will operate as Index Funds in the same way as the other Funds described in this Application.

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A Fund may utilize a “representative sampling strategy” with respect to its Underlying Index when the use of a “replication strategy” might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell, or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using “representative sampling” will hold some, but not necessarily all, of the Component Securities in its Underlying Index, and will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by its Advisor and/or Sub-Advisor utilizing quantitative analytical procedures described below. Under the “representative sampling” technique, each security is selected for inclusion in a Fund through its Advisor’s or Sub-Advisor’s application of quantitative analytical procedures to give such Fund’s portfolio an investment profile similar to that of its Underlying Index. Securities are selected for inclusion in a Fund following a “representative sampling” strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of such Fund’s Underlying Index taken in its entirety. If the “representative sampling” technique is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. An Advisor and/or Sub-Advisor may also use “representative sampling” to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities and, in

34

the case of a Fund of Funds, to invest in the individual FOF Constituent Fund Components that comprise the underlying index used by the FOF Constituent Funds that make up such Fund of Fund’s Underlying FOF Index27. Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of its Underlying Index through the use of securities or Other Instruments in its 20% Asset Basket.

2.	Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index

As discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, securities and Other Instruments not included in its Underlying Index, but which the Fund’s Advisor and/or Sub-Advisor believes will help the Fund track the performance of its Underlying Index. The following examples illustrate certain circumstances in which a Fund would hold Portfolio Securities that are not Component Securities of its Underlying Index. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), a Fund may accept as Deposit Instruments (as defined below) those securities that are publicly announced as additions to its Underlying Index prior to their actual date of inclusion in such Underlying Index. Second, a Fund may hold Portfolio Securities that have recently been deleted from its Underlying Index due to various corporate actions and reconstitutions. Third, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, an Advisor and/or Sub-Advisor may invest in securities that are not Component Securities of its Underlying Index, but which the Advisor and/or Sub-Advisor believes have performance

27 As mentioned above, any Fund that holds shares of one or more Constituent Funds included in such Fund’s Underlying Index may also invest in the individual Constituent Fund Components that underlie such Constituent Fund(s).

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characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

3.	Depositary Receipts

The Funds may invest in depositary receipts (“Depositary Receipts”) representing foreign securities in which they seek to invest. Depositary Receipts are typically issued by a financial institution (“Depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depositary.28 A Fund will not invest in any Depositary Receipts that the Advisor and/or Sub-Advisor deems to be illiquid or for which pricing information is not readily available.

4.	Long/Short Funds

Underlying Indexes that include both long and short positions in securities are referred to as “Long/Short Indexes.” The Long/Short Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of their respective Underlying Long/Short Index. The Underlying Long/Short Indexes will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings. Each Underlying Long/Short Index will be a Domestic Index, Foreign Index or combination thereof.

28 Depositary Receipts include American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”). With respect to ADRs, the Depositary is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs and EDRs, the Depositary may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any other Fund, Advisor or Sub-Advisor will serve as the depository bank for any Depositary Receipts held by a Fund except a depository bank that is deemed to be affiliated solely because a Fund owns greater than 5% of the outstanding voting securities of such depository bank.

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Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by its respective underlying Long/Short Index and (ii) exposures equal to approximately 100% of the short positions specified by such Long/Short Index. The net investment exposure of each of the Long/Short Funds will equal its net assets.

With respect to a Long/Short Fund’s long position, each Fund expects to hold long positions in Component Securities from the long portion of its respective Underlying Long/Short Index. With respect to a Long/Short Fund’s short position, each Fund expects to hold short positions in Component Securities from the short portion (“Short Positions”) of its respective Underlying Long/Short Index. Each Long/Short Fund will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions), including Short Positions, of its respective Underlying Long/Short Index.29 The remainder of each Long/Short Fund’s assets will be its 20% Asset Basket and may be invested as described above. To the extent required by Section 18(f) of the Act, Portfolio Securities and/or cash in a Long/Short Fund’s portfolio would be segregated to cover Short Positions in such portfolio.30

5.	130/30 Funds

Underlying Indexes that use a 130/30 investment strategy are referred to as “130/30 Indexes.” The 130/30 Indexes will employ a rules-based approach to determine their respective Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of these indexes. The 130/30 Indexes will have a well-developed, specified methodology and have fully transparent Component Securities and weightings. Each 130/30 Index will be a Domestic Index or Foreign Index or combination thereof.

29 For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

30 See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

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Each 130/30 Fund will establish (i) exposures to long positions in Component Securities equal in value to approximately 130% of total net assets and (ii) exposures to short positions in Component Securities equal in value to approximately 30% of total net assets, as specified by its respective Underlying 130/30 Index. The net investment exposure of each of the 130/30 Funds will equal its net assets.

With respect to a 130/30 Fund’s long position, each Fund expects to hold long positions in Component Securities from the long portion of its respective Underlying 130/30 Index. With respect to a 130/30 Fund’s short position, each Fund expects to hold Short Positions.

Each Domestic 130/30 Fund will hold at least 80% of its total assets in Component Securities that are specified for the long positions and short positions in its respective Underlying Domestic 130/30 Index.31 By way of example, assuming total assets equal $100, the Domestic 130/30 Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities specified as the long positions of its Underlying Domestic 130/30 Index. The Domestic 130/30 Fund would then establish Short Positions in short positions dictated by the Domestic 130/30 Index. In connection with the establishment of the Short Positions, the Domestic 130/30 Fund would obtain $30 in cash, which it would expect to invest in additional Component Securities specified as long positions by its Underlying Domestic 130/30 Index. It would then invest the remainder of its assets (i.e., $20) in Component Securities, non-Component Securities, or securities or instruments in its 20% Asset Basket, as deemed appropriate by the Advisor to track the Domestic 130/30 Index. To the extent required by Section 18(f) of the Act, Portfolio

31 Applicants use the following naming convention throughout the Application: a Domestic Index that is a 130/30 Index is referred to as a “Domestic 130/30 Index” and a Fund that seeks to track a Domestic 130/30 Index is referred to as a “Domestic 130/30 Fund.” This same naming convention is applied to Long/Short Funds and therefore a Foreign Index that is a Long/Short Index is referred to as a “Foreign Long/Short Index,” and a Fund that seeks to track a Foreign Long/Short Index is referred to as a “Foreign Long/Short Fund,” etc.

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Securities and/or cash in the Domestic 130/30 Fund’s portfolio would be segregated to cover Short Positions in the portfolio and securities or Other Instruments in the 20% Asset Basket.

Foreign 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their respective Underlying Foreign 130/30 Indexes or Depositary Receipts representing Component Securities that are specified for the long and short positions in their respective Underlying Foreign 130/30 Indexes. Fixed Income 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their respective Underlying Fixed Income 130/30 Indexes or TBA Transactions representing Component Securities that are specified for the long positions and short positions in their respective Underlying Fixed Income 130/30 Indexes.

There will be no Short Positions in the Portfolio Deposit or on the list of Redemption Instruments for a Fund, including any Long/Short Fund or 130/30 Fund, because Short Positions cannot be transferred in kind. The Long/Short Funds’ and 130/30 Funds’ holdings of Short Positions, along with Portfolio Deposit information, will be provided in both the IIV File (as defined below), which will be available upon request, and in the full portfolio holdings disclosure, which will be on the Funds’ publicly available website (“Website”). Any person can use this information to ascertain, in real time, the intraday value of the Long/Short and 130/30 Funds. With respect to Long/Short and 130/30 Funds, the investment characteristics of any Short Positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their Shares.

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6.	Funds of Funds

As mentioned above, certain Current Funds use, and certain Future Funds may use, Underlying FOF Indexes to achieve their stated investment objectives. As such, each Fund of Funds must invest some or all of its assets in shares issued by the FOF Constituent Funds that comprise its relevant Underlying FOF Index, subject to the limitations imposed by Section 12(d)(1) of the Act. To date, Current Funds have complied with the restrictions contained in Section 12(d)(1), when purchasing shares of the FOF Constituent Funds of their respective Underlying FOF Indexes, by relying upon the provisions of Section 12(d)(1)(F) of the Act.32 However, compliance with the provisions of Section 12(d)(1)(F) of the Act is becoming more difficult, as the Current Funds of Funds have grown since inception and also because each Fund of Funds must aggregate its holdings of FOF Constituent Funds shares with those of all of its affiliated Funds, and must refrain from purchasing more than 3% of the outstanding shares of each FOF Constituent Fund in order to comply with the provisions of Section 12(d)(1)(F)(i).

Applicants believe that the combined restrictions of Sections 12(d)(1) and 12(d)(1)(F) could adversely affect the Funds of Funds’ ability to acquire their respective FOF Constituent Fund shares in the amount necessary to replicate, or sample, their respective Underlying FOF Indexes, or could otherwise prevent the Funds of Funds from engaging in investment strategies consistent with their respective investment objectives. Depending upon the nature of the FOF Constituent Funds contained in its respective Underlying FOF Index, the inability of a Fund of Funds to acquire additional, necessary shares of such FOF Constituent Funds might force it to close to new investors (thereby eliminating the arbitrage mechanisms described in Section III.E.1(b) below), and/or to terminate. Applicants believe that neither result would benefit the

32 Although Current Funds of Funds have not relied upon Section 12(d)(1)(G) of the Act, Applicants note that Future Funds of Funds and/or Current Funds may do so in the future.

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shareholders of such Fund of Fund and accordingly, they seek relief from the provisions of Section 12(d)(1) as set forth in Section IV.C.1 hereto.

J.	Exchange Listing

The Trust will submit an application to list the Shares of each Future Fund on a Listing Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. Shares traded on the Listing Exchange or other Exchange will be traded in a manner similar to the shares of Current Funds and those of the Prior ETFs, and it is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Market Makers in Shares. Shares of each Future Fund will be traded on an Exchange in a manner similar to that of other ETFs.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross listed on one or more foreign securities markets.

K.	Sales of Shares
1.	General

The Trust is structured in a manner similar to all ETFs currently trading in the United States and therefore will continue to offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV per Share of each Fund is expected to be determined as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a “Business Day” which is defined as any day that the NYSE, the relevant Listing Exchange, the Trust and the custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

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2.	Purchase and Redemption of Creation Units

In order to keep costs low and, potentially, permit closer tracking of each Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified securities (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified securities (“Redemption Instruments”).33

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions),34 except:

(a)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;
(b)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots;[35]
(c)	TBA Transactions, short positions, derivatives and other positions that cannot be transferred in kind[36] will be excluded from the Deposit Instruments and the Redemption Instruments;[37]

33 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

34 The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

35 A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

36 This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

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(d)	to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio; [38]
(e)	for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”); or
(f)	to the extent the Advisor, in connection with the purchase or redemption of Funds that hold mortgage-backed securities (“MBS”) in place of mortgage TBAs, elects to substitute Treasury Securities of equivalent value and duration as such TBAs.[39]

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Balancing Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

37 Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Balancing Amount (defined below).

38 A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of securities and Other Instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

39 The Advisor reserves the right not to include cash in connection with the purchase or redemption of one or more Creation Units of a Fixed Income Fund holding MBS in place of mortgage TBAs, but rather to substitute Treasury securities of equivalent value and duration as the mortgage TBAs. The Advisor intends to exercise this right (a) only for orders placed after 2:00 p.m. Eastern time or, on days when the Bond Market Association recommends an early bond market close (typically the day before a holiday of holiday weekend), two hours before the recommended closing and (b) only when, in the Advisor’s discretion, delivering cash could have a dilutive effect on the Fixed Income Fund’s NAV. In any situation where the Advisor elects to substitute Treasury securities for cash, the Advisor will promptly notify the investor placing the order and the investor will have an opportunity to withdraw the order before it is accepted (and in no event will an order be accepted after 4:00 p.m. Eastern time). Any requirement to substitute Treasury securities for cash in connection with creations or redemptions of such Fund will be applied equally to all subsequent creation or redemption orders placed and accepted on that day. The Prospectus and Statement of Additional Information (“SAI”) for each Fixed Income Fund will disclose the possibility and circumstances of this substitution including the opportunity to withdraw orders, in any discussion of the creation and redemption process.

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(a)	to the extent there is a Balancing Amount, as described above;
(b)	if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;
(c)	if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[40]
(d)	if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Foreign Funds holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or
(e)	if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such securities are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; (iii)an Authorized Participant does not have appropriate arrangements to take delivery of the Redmption Securities in the applicable jurisdiction(s) and it is not possible for such Authorized Participant to make such arrangements; or (iv) a holder of Shares of a Foreign Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[41]

Each Business Day, before the open of trading on the Listing Exchange, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Balancing

40 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Advisor may be able to obtain better execution than Share purchasers because of the Advisor’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

41 A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

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Amount (if any), for that day.42 The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

3.	Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units “in kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units.43 Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an “in kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments. The amounts of such Transaction Fees will be determined separately for each Fund. The amount of the maximum Transaction Fee for each Fund will be set separately as discussed above.

Variations in the Transaction Fee may be imposed from time to time. Any variations in the Transaction Fees will be imposed in accordance with Rule 22d-1 under the Act. Transaction

42 If the Fund is Rebalancing, it may need to announce two estimated Balancing Amounts for that day, one for deposits and one for redemptions.

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Fees will be limited to amounts that have been determined by the Advisor to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

4.	Section 12(d)(1) Disclosure

Each individual Share is issued by its applicable Fund and, accordingly, the acquisition of any Share by an investment company, whether acquired directly from the applicable Fund or in the secondary market, ordinarily would be subject to the restrictions of Section 12(d)(1) of the Act. However, Applicants are requesting an exemption from Section 12(d)(1) of the Act in this Application. See Section IV.B.1 herein.

5.	Purchase of Creation Units; General

All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker dealer or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Instruments and balancing cash payment as described below, the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of

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Shares of the applicable Fund to the book entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares. The Distributor may delegate certain administrative tasks to the Administrator.

6.	Payment Requirements for Creation Units

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of any Domestic Equity Fund placed through the Distributor must either: (1) initiate instructions pertaining to the requisite Deposit Instruments and Balancing Amount, as determined in accordance with the procedures described in Section II.K.2 of the Application (collectively referred to herein as a “Portfolio Deposit”) through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “NSCC Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the NSCC Clearing Process through the facilities of DTC (“DTC Facilities”).

7.	Placement and Acceptance of Creation Unit Purchase Orders

All orders to purchase Creation Units, whether through the NSCC Clearing Process, or “outside” the NSCC Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day, in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based

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on the NAV per Share of the relevant Funds as determined on such date. In the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. ET.

The NSCC Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds (except for those Funds holding portfolios exclusively comprised of ADRs). Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must effect such transactions “outside” the NSCC Clearing Process. Once the Fund’s custodian has been notified of an order to purchase, it will provide such information to the relevant sub custodian(s) of each such Foreign Fund.

The Fund’s custodian shall cause the sub custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Portfolio Deposit( and the cash value of all or part of such securities), with any appropriate adjustment as advised by the Fund. Deposit Instruments must be maintained by the applicable local sub custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Except as described below, the Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Instruments of Equity Funds. The NSCC Clearing Process is not currently available for ETFs that invest in fixed income securities. Therefore, transactions must be effected “outside” the NSCC Clearing Process. Deposit Instruments that are U.S. government or U.S. agency securities, MBS and any cash will

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settle via free delivery through the Federal Reserve System and other U.S. fixed income securities will settle through DTC. Non U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non U.S. market. The Shares of all Fixed Income Funds will settle through DTC. The Custodian will monitor the movement of the underlying Deposit Instruments or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.44 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Fixed Income Funds. Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the

44 Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

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applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, under the procedures described in Section II.K.2 of the Application, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, its Advisor and its Sub-Advisor) to reject any order not submitted in proper form.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The Fund’s Statement of Additional Information (“SAI”) may contain further details relating to such collateral procedures.

8.	Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;
(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;
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(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;
(iv)	the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, its Advisor and/or Sub-Advisors, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or
(v)	there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Advisor, any Sub-Advisor, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.
L.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV per Share or the current day’s NAV per Share. Prices on an Exchange therefore may be below, at, or above the most recently calculated per share NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Instruments and the estimated Balancing Amount, will be features of each Fund

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particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

M.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the applicable Fund. Redemption requests must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per individual Share next determined after receipt of a request for redemption by the applicable Fund.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e 2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (See Section IV.A.4).

Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the NSCC Clearing Process (with respect to Domestic Funds only) or “outside” the NSCC Clearing Process through DTC Facilities or otherwise (with respect to Domestic Funds or Foreign Funds). As discussed herein, a redeeming investor will pay a Transaction Fee to offset the Fund’s trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring the Portfolio Securities from its account to the account of the redeeming investor. An entity redeeming Shares in Creation Units “outside” the NSCC Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process. A redeeming investor receiving cash in lieu of one or more Portfolio Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the

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costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Portfolio Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Deposit Instruments and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Deposit Instruments or Balancing Amount and the value of the collateral.

A redemption request “outside” the NSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book entry system of DTC on or before contractual settlement of the redemption request.

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In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Redemption Instruments into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Instruments are customarily traded.

N.	Dividend Reinvestment Service

No Fund will make DTC book entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients.

O.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above in Section II.M. “Redemption,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Each Fund is authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund.

P.	Shareholder Reports

Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

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Q.	Availability of Information Regarding Shares and Underlying Indexes

On each Business Day, the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on the information as of the previous Business Day) (“Creation List”), the list of Redemption Instruments which a redeemer will receive (“Redemption List”), and the Balancing Amount effective as of the previous Business Day, per individual outstanding Share of each Fund, will be made available on the Website. The Funds’ administrator will provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Each Listing Exchange or other major market data provider will disseminate, every 15 seconds45 during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Instruments and any Short Positions, on a per individual Share basis. The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Instruments, and will make no warranty as to its accuracy.

Applicants expect that the value of the Underlying Indexes will be disseminated by the relevant Listing Exchange or such other organization authorized by the Index Provider in accordance with Commission and Exchange requirements. Applicants expect the same from the Index Providers of future Underlying Indexes and future Listing Exchanges. In addition, these organizations will disseminate values for (i) each Underlying Equity Index every 15 seconds

45 Applicants note that any Underlying Index that includes Fixed Income Securities as Component Securities is calculated and published once a day, rather than every 15 seconds throughout the day.

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throughout the trading day, and once each trading day based on closing prices in the relevant exchange market and (ii) for each Underlying Fixed Income Index once each trading day based on closing prices in the relevant market(s) for the Component Securities of such indexes. In addition to the information made available as described above in Section II.K.2, each Fund will make available on a daily basis the names and quantities of each of the Deposit Instruments in a Creation Unit as well as information regarding the Balancing Amount (if any).46 In addition, the Website will publish free of charge (i) the Component Securities of each Underlying Affiliated Index for which an Affiliated Index Fund seeks to track and their respective weightings in each Underlying Affiliated Index as of the close of the prior Business Day and (ii) the Portfolio Securities held by each Affiliated Index Fund and their respective weightings.

Because bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources. With respect to Fixed Income Funds, this information includes: (i) executed bond transactions as reported on the FINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from broker-dealers; and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions

46 The NSCC’s system for the receipt and dissemination to its participants of the Deposit Instruments and Redemption Instruments was designed for portfolios consisting entirely of equity or fixed income securities, cash and money market instruments. As a result, it is not currently capable of processing information with respect to Short Positions. Therefore, for the Long/Short Funds and 130/30 Funds, the Advisor will provide full portfolio holdings disclosure on the Website and will develop an “IIV File,” which it will use to disclose the Funds’ full portfolio holdings, including Short Positions, until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC can process such information. Before the opening of business on each Business Day (i) the Trust, Advisor or other third party, on the Trust’s behalf, will make the IIV File available by email upon request; and (ii) the Advisor will disclose on the Website the identities and quantities of Portfolio Securities of each Long/Short Fund or 130/30 Fund that will form the basis for the Funds’ calculation of NAV at the end of the Business Day.

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actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on the FINRA’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indexes and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fixed Income Fund’s Deposit Instruments using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.47

47 “[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

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As discussed herein, the Website, accessible to all investors at no charge, will publish the current version of the Prospectus and SAI, the Portfolio Securities and relevant Underlying Index for each Fund, the prior business day’s NAV per Share and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share, the Component Securities of the relevant Underlying Index and a description of the methodology used in its computation will be maintained. The Website will be publicly available prior to the public offering of Shares. A variety of data such as estimated Balancing Amount, Shares Outstanding and NAV per Share with respect to each Fund will also be disseminated on a daily basis by means of CTA and CQ High Speed Lines.

The closing prices of each Fund’s Deposit Instruments and Short Positions will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of the Current Funds and that of other Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment Advisors, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

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R.	Sales and Marketing Materials; Prospectus Disclosure

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open end investment company” or “mutual fund.” Although the Trust will be classified and registered under the Act as an open end management investment company, no Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “exchange-traded fund” and/or an ETF. No Fund marketing materials (other than as required in the Fund’s Prospectus) will reference an “open end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on an Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

None of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

Applicants note that in addition to acting as advisor to the Funds of the Trust, the Advisor advises a separate trust currently offering one series fund which is a traditional mutual fund. Applicants have found that the potential for confusion between the Funds and the traditional mutual fund is very limited, in part because retail investors will acquire Shares of the Funds and shares of the traditional mutual fund through different channels. Most retail investors will

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acquire shares of the traditional mutual fund directly from the mutual fund trust, not the Trust, whereas it is expected that most retail investors will acquire Shares of the Funds in secondary market purchases through brokers. Applicants believe, therefore, that it is extremely unlikely that future investors will confuse the two. In addition, ETFs have been in existence for approximately twenty years, with many of these funds so popular that they consistently are among the highest volume securities on the Exchanges on which they trade. From all available evidence, it appears that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares. Given Applicants’ experience with the Current Funds and the general market familiarity with ETFs, Applicants believe that the potential for confusion is very limited.

Notwithstanding the limited potential for confusion, Applicants intend to take numerous steps to ensure that investors clearly understand the differences between the Funds of the Trust and any series of the traditional mutual fund.

•	Separate Prospectuses: No Fund will be in the same Prospectus as the traditional mutual fund. However, multiple Funds are, and may continue to be, in the same Prospectus.
•	Separate SAIs: No Fund will be in the same SAI as the traditional mutual fund. However, multiple Funds are, and may continue to be, in the same SAI.
•	No reference to Shares as mutual fund investments: The Shares will not be marketed as a mutual fund investment. Marketing materials may refer to Shares as an interest in an investment company or fund, but will not make reference to an “open-end fund” or “mutual fund” except to compare or contrast the Shares with conventional mutual funds. Where appropriate there may be express disclosure that Shares are not a mutual fund product.
•	Limitations on joint advertising: Applicants will not market conventional mutual fund shares and Shares in the same advertisement or marketing material without disclosure explaining the relevant features and highlighting the differences of the Shares and the mutual fund shares. (This representation would not prohibit Applicants from publishing educational or marketing materials comparing or contrasting conventional mutual fund shares and Shares.)
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•	Special disclosure: In any document addressed primarily to prospective investors (including each Fund’s advertisements and marketing materials) the following points will be emphasized: (i) Shares are not redeemable with the Fund other than in Creation Unit aggregations; (ii) Shares, other than in Creation Unit aggregations, may be sold only through a broker, and the selling shareholder may have to pay brokerage commissions in connection with the sale; and (iii) the selling shareholder may receive less than NAV in connection with the sale of Shares.

As noted above, ETFs are no longer new or novel products, and Applicants believe investors are aware of the differences between ETFs and traditional mutual funds. In addition, functionally similar structures are currently offered in the market without giving rise to investor confusion.48 Notwithstanding the limited potential for investor confusion, Applicants will take numerous steps to ensure that investors are not confused.

The Funds will provide copies of their annual and semi annual shareholder reports to DTC participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

S.	Procedure by Which Shares Will Reach Investors; Disclosure Documents

Based on the experience of the Current Funds as well as that of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market

48 See In the Matter of Vanguard Index Funds, et al., Investment Company Release No. 24789 (Dec. 12, 2000).

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price of Shares on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV per Share. Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market making activities.

In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail priced” exchange traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share.

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Some activities on the part of broker-dealers and other persons may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which

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could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker dealer or its client in the particular cases.

Dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act.49

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker dealers and will make generally known among the broker dealer community that a current version of such Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the

49 Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Fund’s Prospectus and SAI are available at such Exchange upon request. The Fund’s Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on the Listing Exchange.

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Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS AS ETFS, PURCHASES AND SALES OF THEIR SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(d)(1) OF THE ACT, AND OPERATION OF CERTAIN FUNDS AS “FUNDS OF FUNDS” IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(d)(1) OF THE ACT.
A.	Summary of this Application Relating to the Establishment and Operation of the Funds as ETFs

Applicants seek an Order from the Commission permitting (1) the Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering price as described in the Fund’s Prospectus; (3) certain affiliated persons of each Fund to Deposit Instruments into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; and (4) certain Foreign Funds to provide payment or satisfaction of redemption requests in periods exceeding seven days in certain circumstances.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a relatively low cost, market basket security for small and middle sized accounts of individuals and institutions that would be available at intra day prices reflecting minute by

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minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indexes more closely than most alternative market basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. markets; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”50 Shares of Future Funds proposed to be offered would provide to both retail and institutional investors new exchange traded investment company products representing interests in targeted securities markets. Therefore, Applicants believe the Shares of the Future Funds are equally appropriate for exemptive relief under Section 6(c) to the same extent and in the same manner as is provided to the Current Funds.

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s portfolio to meet

50 Investment Company Act Release No. 17534 (June 15, 1990), at 84.

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redemptions, to permit the maximum amount of resources of each Fund to be used to track the Underlying Index and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Except for permitted cash-in-lieu amounts, Deposit Instruments and Redemption Instruments will be the same for each purchaser or redeemer regardless of their identity. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Fund as described herein and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by

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the Act. The exemptions and Order requested are virtually identical to those granted to Applicants in the Prior Order, and are also substantially similar to those granted in Prior ETF Orders.

B.	Summary of this Application with Respect to Purchases and Sales of Fund Shares in Excess of the Limits in Section 12(d)(1) of the Act

Applicants also seek an Order from the Commission permitting both Investing Management Companies and Investing Trusts to acquire Shares of the Funds (excluding Shares of Funds of Funds) beyond the limits of Section 12(d)(1)(A) of the Act and permitting such Funds, their Distributor or other primary underwriter and Brokers to sell Shares of each such Investing Management Company and Investing Trust in excess of the limits of Section 12(d)(1)(B) of the Act.51 In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Fund to sell its Shares to, and redeem its Shares from, an Investing Management Company and an Investing Trust that owns 5% or more of the Fund’s Shares.

The 12(d)(1) Relief is requested pursuant to Section 12(d)(1)(J) of the Act. Applicants submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies investing in other investment companies. Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that each Investing Fund enter into an Investing Fund Participation Agreement (as defined below),

51 The Funds (other than Funds in which an Investing Fund invests beyond the limits of Section 12(d)(1)(A) and (B) of the Act), may themselves invest in other investment companies in excess of the limits imposed by Section 12(d)(1) of the Act in a manner consistent with the relevant Fund’s investment objective. However, the 12(d)(1) Relief requested herein relates only to the acquisition and sale of Shares, and does not relate to such other investments.

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adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants believe that the exemptions requested from Section 12(d)(1) as set forth in this Application are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. Applicants assert that the Relief and Order requested is virtually identical to that granted to the Current Funds in the Prior Order, and as well as to that granted to the Prior ETFs.

C.	Summary of this Application with Respect to the Operation of Certain Funds as “Fund of Funds” in Excess of the Limits Imposed By Section 12(d)(1) of the Act

Applicants also seek an order from the Commission for Funds of Funds Relief to permit each Fund of Funds to acquire shares of its respective FOF Constituent Funds that comprise its respective Underlying FOF Index beyond the limits of Sections 12(d)(1)(A) and 12(d)(1)(C) of the Act and permitting such FOF Constituent Funds, their principal underwriters and any Broker to sell shares of such FOF Constituent Funds to the Funds of Funds in excess of the limitations imposed by Section 12(d)(1)(B) of the Act. In addition, pursuant to Sections 6(c) and 17(b) of the Act, Applicants request an exemption from the provisions of Section 17(a) of the Act to permit the purchases and redemptions by the Funds of Funds of the shares issued by both the FOF Unaffiliated Constituent Funds and FOF Affiliated Constituent Funds, as well as sales and redemptions by such FOF Unaffiliated Constituent Funds and FOF Affiliated Constituent Funds of their shares in the transactions with the Funds of Funds.

The Funds of Funds Relief is requested pursuant to Section 12(d)(1)(J) of the Act and is the obverse of the 12(d)(1) Relief requested below in Section IV.B.1. Applicants submit that the Funds of Funds Relief is also consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies

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investing in other investment companies. Applicants submit that the structure of the proposed transactions involved in the operation of the Funds of Funds, as well as the proposed conditions to the Funds of Funds Relief requested in this Application adequately addresses the concerns underlying the applicable limits contained in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants believe that the exemptions requested from Section 12(d)(1) to permit the operation of Funds of Funds as set forth in this Application are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. Applicants assert that the Funds of Funds Relief and Order requested is virtually identical to that granted in the Prior ETF FOF Orders.

D.	Benefits of the Proposal
1.	General.

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in exchange-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of current ETFs, including but not limited to the Current Funds and the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

2.	Intra-Day Trading

Investors have also been drawn to the liquidity provided by many ETFs. In contrast to traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on an Exchange and will trade throughout the Listing

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Exchange’s regular trading hours. Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV per Share, in sharp distinction to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

3.	Maintaining a Competitive Position in the International Financial Community

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles such as the Funds will provide investors greater access to U.S. markets. By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets. Section 6(c) provides a means for the Commission to respond to evolving domestic and international financial market developments not specifically contemplated when the Act was passed and a mechanism to permit innovation which serves the public interest. Applicants believe the Commission is aware of substantial interest in these products outside the United States resulting largely from the success of the products in the United States. Indeed, ETFs are now listed on various international exchanges, such as those in Belgium, Canada, France, Germany, Hong Kong, Japan, the Netherlands, Singapore, South Korea, Switzerland, Turkey and the United Kingdom, among others.

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4.	Introducing Additional Competition into the U.S. ETF Market

Applicants submit that granting the requested Relief will introduce greater competition into the U.S. ETF market by allowing Applicants to offer their additional products. Applicants believe that the Underlying Affiliated Indexes and rules-based portfolio selection methods will create new and attractive investment choices for consumers, and should be available to investors so long as their product design has solved potential conflicts of interest. Applicants believe that the potential conflicts of interest have been addressed as discussed in Section III.D.3. below.

E.	The Trust and the Funds Do Not Raise Concerns
1.	Structure and Operation of the Trust and the Funds Compared to Prior ETFs

Applicants believe that the structure and operation of the Trust and the Funds will be virtually identical to those of the Current Funds, as well as extremely similar to those of the Prior ETFs discussed in this Application. As discussed below, the liquidity of each Fund’s Portfolio Securities, the portfolio transparency, the arbitrage mechanism, the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will be extremely familiar to investors of the Current Funds and the Prior ETFs. Consequently, Applicants have every expectation that the Future Funds will operate very similarly to those domestic and international Current Funds and ETFs now trading in the secondary market.

(a)                Portfolio Transparency, “Front Running” and “Free Riding.”

As discussed throughout this Application, Applicants believe that the information about each Fund’s Portfolio Securities, the composition of its respective Underlying Index and the disclosure about the Rules Based Process with respect to the Affiliated Index Funds and their Underlying Affiliated Indexes, will be both public and as extensive as that information now provided by the Current Funds, as well as by the Prior ETFs currently listed and traded. In

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addition, the current total aggregate market values of the Deposit Instruments, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Instruments, and Redemption Instruments, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with the Current Funds and ETFs.

Applicants believe that the disclosure of Portfolio Securities would be unlikely to lead to “front running” (where other persons would trade ahead of a Fund and the investors assembling the Deposit Instruments for Creation Units) any more than is the case with the Current Funds and ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Portfolio Securities would not lead to “free riding” (where other persons mirror a Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with the Current Funds and the ETFs now trading.

(b)               Arbitrage Mechanism.

Applicants assert that the arbitrage opportunities offered by the Trust and the Funds will be the same as those offered by the Current Funds and the existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective per Share NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to the Current Funds and the existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such Current Funds’ and ETFs’ NAV per Share. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of Current Funds and ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by the Current Funds as well as existing ETFs.

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Applicants have every reason to believe that the design, structure and transparency of the Future Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs, including the Current Funds.52 Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of Current Funds and existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV per Share and should reflect the value of each Fund’s portfolio.

2.	Investor Uses and Benefits of Products

Applicants believe that the Trust and the Current Funds now offer, and the Future Funds will offer, a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by existing ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds (including those of the Fund of Funds), as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and the Funds. The last, but by no means least important

52 Applicants are not aware of any characteristics of a NASDAQ listing that would cause Shares of Future Funds to operate or trade differently than if they were listed on another domestic Exchange. Applicants do acknowledge that unlike the structure of the other domestic Exchanges where a single member is contractually obligated to make a market in Shares and oversees trading in Shares, the NASDAQ trading system allows numerous Market Makers who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis. Applicants note that NASDAQ’S listing requirements require at least two Market Makers to be registered in Shares in order to maintain their NASDAQ listing and that registered Market Makers on NASDAQ must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition on NASDAQ among Market Makers, many of whom may be Authorized Participants engaging in arbitrage activities, would result in a highly efficient and effective market for Shares.

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benefit, is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, the Portfolio Securities of each Fund and Deposit/Redemption Instruments. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisors and broker dealers, among others, and will enhance general market knowledge about the Fund’s holdings as well as the performance of its Advisor and/or Sub-Advisor.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will have information readily available as to how changes in each Underlying Index are determined and information with respect to all changes made to each Underlying Index will be available to all investors at the same time. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Advisor nor a Sub-Advisor will have latitude to change or specify certain Deposit or Redemption Instruments to favor an affiliate.

3.	Potential Conflicts of Interest Related to Affiliated Index Funds Similar to Those Involved in Prior Approvals

In the Prior Order and WisdomTree Order, the Commission considered the potential conflicts presented with an affiliated person of an investment advisor to an index management investment company (organized as an ETF) acting as an index provider to the investment company.53 Applicants believe the potential conflicts of interest presented and addressed in the Prior Order and WisdomTree Order are essentially identical to the potential conflicts created by the operation of the Affiliated Index Funds and their Underlying Affiliated Indexes.

53 See supra, notes 4 and 7.

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Applicants have adopted Policies and Procedures designed to address potential conflicts virtually identical to those adopted by the Other Self-Indexing ETFs and their respective affiliates. As discussed above, the Advisor has adopted policies prohibiting its employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Affiliated Index Funds and the Affiliated Accounts. Similarly, the Affiliated Index Provider has adopted Policies and Procedures that prohibit the members of the Index Personnel from disseminating or using non-public information about pending changes to Component Securities or Rules Based Process except in connection with the performance of their respective duties. These Policies and Procedures specifically prohibit members of the Index Personnel from sharing any non-public information about the Affiliated Indexes with personnel of the Advisor and/or Sub-Advisors responsible for management of the Affiliated Index Funds and/or any Affiliated Accounts.54 The Affiliated Index Provider and the Advisor have, and any Sub-Advisor will have, adopted Policies and Procedures that prohibit personnel responsible for the management of the Affiliated Index Funds and/or any Affiliated Accounts from sharing any non-public information about the management of the Affiliated Index Funds and any Affiliated Account with the personnel responsible for creating, monitoring, calculating, maintaining or disseminating the Underlying Affiliated Indexes.

Further, Applicants assert that the potential conflicts of interest due to the Affiliated Index Provider being affiliated with the Advisor will not have any impact on the operation of the Affiliated Index Funds. The Affiliated Indexes will maintain transparency, the Affiliated Index Funds’ portfolios will be transparent and the Affiliated Index Provider, the Advisor and the

54 See supra, Section II.G.2.

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Affiliated Index Funds have adopted Policies and Procedures to address any potential conflicts of interest, all as discussed herein. Among other things, these Policies and Procedures are designed to limit or prohibit communication between Index Personnel and other employees of the Affiliated Index Provider as described herein.

In conjunction with the Policies and Procedures discussed herein, these restrictions have prevented, and will continue to prevent, the Advisor, or any affiliated person of the Advisor or a Affiliated Index Fund, from having any advantage over other market participants with respect to prior knowledge of companies that may be added to or deleted from the Affiliated Index or from any Affiliated Index Funds that track the Affiliated Indexes. In addition, Applicants have adopted Policies and Procedures to address potential conflicts of interest.

The personnel of the Advisor responsible for day to day portfolio management are, and those of any Sub-Advisor will be, employees of separate organizations from the Affiliated Index Provider. Also, as discussed above, the Affiliated Index Provider has adopted Policies and Procedures which impose a Restricted List and Blackout Period requirements on all members of the Index Personnel. The Advisor has adopted Policies and Procedures which require any personnel responsible for the management of a Affiliated Index Fund and any Affiliated Account to (i) comply with a Restricted List and Blackout Period requirements and (ii) require reporting of securities transactions to a designated senior employee of the Advisor in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Advisor will be required to confirm to the Advisor and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Advisor will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provide the Trust with the certification required by Rule 17j-1 under the Act.

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The Affiliated Index Provider will describe the basic concept of each Underlying Affiliated Index and disclose the Rules Based Process on the Website. Changes to the Rules Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Personnel has given the investing public at least 60 days published notice that such changes are being planned to take effect.

4.	The Commission Should Grant the Exemptive Relief Requested in this Application

In summary, Applicants believe that the Trust and the Current Funds operate, and all of the Future Funds will operate essentially in the same manner as existing ETFs, that the Affiliated Index Funds will operate in essentially the same manner as the Other Self-Indexing ETFs, and that the Funds of Funds will operate in essentially the same manner as the Prior ETF FOFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and the Funds are appropriate candidates for the requested Relief.

Based on the foregoing, Applicants respectfully request the Relief as set forth below.

IV.	REQUEST FOR ORDER
A.	Legal Analysis: ETF Relief
1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his

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proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open end company” under the Act would be met if such individual Shares are viewed as non redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of a Creation Unit.

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Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

Applicants note that the requested exemptive relief from the provisions of Sections 2(a)(32) and 5(a)(1) of the Act is substantially identical to the relief that was granted in the Prior Order, as well as that obtained by the Prior ETFs in orders relating to each of those funds.

Applicants believe that permitting each Fund to register as an open end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . .”

Rule 22c 1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of per Share NAV next

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calculated after receipt of any sale order. The Shares will trade on and away from55 the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (1) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) prevent unjust discrimination or preferential treatment among buyers, and (3) ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.56

The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third party market

55 Consistent with Rule 19c 3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

56 See Protecting Investors: A Half Century of Investment Company Regulation at 299 303, Investment Company Act Release No. 13183 (Apr. 22, 1983).

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forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the distribution system as described herein has been, and will continue to be, orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV per Share. If the prices for Shares should fall below the proportionate NAV per Share of the underlying Fund assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV per Share and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, shares of Current Funds, as well as existing ETFs currently trading, have consistently traded on, at, or very close to, their respective per share NAVs. Applicants have strong reason to believe that the trading experience of Future Shares should closely resemble that of Shares of Current Funds and shares of existing ETFs currently trading.

Applicants note that the requested exemptive relief from the provisions of Section 22(d) of the Act ands Rule 22c-1 thereunder, is substantially identical to the relief that was granted in the Prior Order, as well as that obtained by the Prior ETFs in orders relating to each of those funds.

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On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the methods for creating, redeeming and pricing Creation Units and pricing and trading Shares as discussed herein, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

3.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in kind.”

Section 17(a)(1) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal – knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof.”

Section 17(a)(2) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum

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or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company, and provides a rebuttable presumption that any person who owns more than 25% of the voting securities of a company controls the company.

The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (each an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Applicants’ application for the Prior Order, as well as past applications of Prior ETFs, have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the

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Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).57

To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be, and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an “in kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in kind” redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund’s securities. Also, the Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Market Maker’s market making activities. In addition, one or more holders of Shares, or the Market Maker might from time to time, accumulate in excess of 25 percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C). Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons (collectively “Second-Tier Affiliates”)) solely by virtue of one or more of the following: (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) an affiliation with a person

57 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

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with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in kind.”

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in kind” purchases or “in kind” redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Instruments and Redemption Instruments will be valued in the identical manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions “in kind” will help each Fund to track closely its Underlying Index and therefore aid in achieving the Fund’s objectives. Applicants do not believe that “in kind” purchases and redemptions will result in abusive self dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that “in kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is identical to that used for calculating “in kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other

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holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating “in kind” redemptions or purchases, the Fund will ensure that its NAV per Share will not be adversely affected by such securities transactions.

Applicants note that the requested exemptive relief from the provisions of Sections 17(a)(1) and 17(a)(2) of the Act is substantially identical to the relief that was granted in the Prior Order, as well as that obtained by the Prior ETFs in orders relating to each of those funds.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

4.	Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of

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such security to the company or its agent designated for that purpose for redemption, except–

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or
(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign Portfolio Securities held by a Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process longer than seven calendar days for a Foreign Fund, in certain circumstances. Accordingly, with respect to Future Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of such Fund. Applicants request that relief be granted such that Future Foreign Funds holding Redemption Instruments which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Future Foreign Fund customarily clear and settle, but in all cases no later then fifteen calendar days following the tender of a Creation Unit.58

58 In the past, settlement in certain countries, including Russia, has extended to 15 calendar days.

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Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year will not exceed fifteen calendar days for any of the Future Foreign Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,59 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours60), the elimination of existing holidays, or changes in local securities delivery practices61 could affect the information set forth herein at some time in the future, but in all cases redemption proceeds will be delivered within a period not to exceed fifteen calendar days following the tender of a Creation Unit. The SAIs for the Foreign Funds that may require this relief will identify (i) those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays, and (ii) the maximum number of days needed to deliver the proceeds, up to 15 calendar days.

59 Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, for example, the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

60 A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

61 Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets changed to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

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Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above, up to a maximum of 15 calendar days, would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Future Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds).

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Applicants are only seeking relief from Section 22(e) to the extent that the Future Foreign Funds effect creations and redemptions of Creation Units in kind.

If the requested relief is granted, Applicants intend to disclose in each Future Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that the requested exemptive relief from the provisions of Section 22(e) is substantially identical to the relief that was granted in the Prior Order, as well as that obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

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B.	Legal Analysis: Section 12(d)(1) Relief
1.	Exemption from the Provisions of Section 12(d)(1) of the Act

Applicants request an exemption to permit Investing Funds to acquire Shares of the Funds (except Shares of any Fund of Funds) in excess of the limits in Section 12(d)(1)(A) of the Act and to permit such Funds and their principal underwriters and Brokers to sell Shares of such Funds to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act. The term “Investing Funds” does not include the Funds. Each Investing Management Company will be advised by an investment advisor within the meaning of Section 2(a)(20)(A) of the Act (“Investing Fund’s Advisor”) and may be sub-advised by investment advisor(s) within the meaning of Section 2(a)(20)(B) of the Act (“Investing Fund’s Sub-Advisor”). Any investment advisor to an Investing Management Company will be registered as an investment advisor. Each Investing Trust will have a sponsor (“Investing Trust’s Sponsor”).

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemptions would permit the Investing Funds to acquire Shares in each of the Funds (other than Fund of Funds) beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, an Investing Fund when the Fund is an affiliated person of such Investing Fund.

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more

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than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open end investment company, its principal underwriter and any other broker dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

(a)                Exemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Act of 1996 (“NSMIA”)62 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”63 Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that each Investing Fund enter into an Investing Fund Participation Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent

62 H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43 44 (1996) (“HR 622”).

63 HR 622, Ibid.

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that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.64

(b)               Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.65 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.66 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase. . .67

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).68 These new abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and

64 Id. at 43 44.

65 House Hearings, 76th Cong., 3d Sess., at 113 (1940).

66 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

67 House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

68 H.R. Rep. No. 91 1382, 91st Cong., 2d Sess., at 11 (1970).

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(iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).69

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a written agreement (“Investing Fund Participation Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). The Investing Fund Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Requested Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund’s Advisor or Investing Trust’s Sponsor, any person controlling, controlled by, or under common control with such Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund’s Advisor or Investing Trust’s Sponsor, or any person controlling, controlled by, or under common control with such Advisor or Sponsor. For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund’s Sub-Advisor, any person controlling, controlled by, or under common control with the Sub-Advisor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of

69 Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311 324 (1966).

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such investment company or issuer) advised or sponsored by the Sub-Advisor or any person controlling, controlled by or under common control with the Sub-Advisor. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund’s Sub-Advisor or a person controlling, controlled by, or under common control with the Investing Fund’s Sub-Advisor acts as the investment Advisor within the meaning of Section 2(a)(20)(A) of the Act.

Condition B.2 prohibits an Investing Fund and an Investing Fund Affiliate from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as the Advisor, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Advisor or Investing Trust’s Sponsor, Investing Fund Sub-Advisor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund and certain affiliates of such Investing Fund (including Underwriting Affiliates as defined below) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Sub-Advisor or employee of the Investing Fund, or Investing Trust’s Sponsor, a person of which any such officer, director, member of an advisory board, Investing Fund Advisor or Investing Fund Sub-Advisor, employee or Investing Trust’s Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose

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relationship to the Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Fund’s Board and its Advisor, as well as the Investing Fund’s board of directors and investment Advisor, or trustee and Investing Trust’s Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Investing Fund Participation Agreement which must be in effect between the Fund and an Investing Fund before an investment is made in excess of Section 12(d)(1)(A).

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the Investing Fund Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute an Investing Fund Participation Agreement with an Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested directors or trustees”), will be required to find that

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the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition to Condition B.10 discussed above, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition B.5, an Investing Fund Advisor, or an Investing Fund’s trustee or Investing Trust’s Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b 1 under the Act) received from a Fund by the Investing Fund Advisor, trustee or Investing Trust’s Sponsor or an affiliated person of the Investing Fund Advisor, trustee or Investing Trust’s Sponsor, other than any advisory fees paid to the Investing Fund Advisor, trustee or Investing Trust’s Sponsor or its affiliated person by a Fund in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Advisor will waive fees otherwise payable to the Investing Fund Sub-Advisor, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Advisor, or an affiliated person of the Investing Fund Sub-Advisor, other than any advisory fees paid to the Investing Fund Sub-Advisor or its affiliated person by the Fund in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Advisor. In the event that the Investing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an

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Investing Fund from exceeding the limits applicable to a fund of funds set forth in the National Association of Securities Dealers (“NASD”) Conduct Rule 2830 (“Conduct Rule 2830”) .70

An Investing Fund may rely on the Order only to invest in Funds (except for Funds of Funds) and not in any other registered investment company. The Investing Fund Participation Agreement also will include an acknowledgement from the Investing Fund that it may rely on the requested Order only to invest in the Funds (except for Funds of Funds) and not in any other investment company. Other than Funds of Funds, no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting such Fund to purchase shares of other investment companies for short term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund of Funds, or in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that not permitting any Fund of Funds to enter into an Investing Fund Participation Agreement, together with the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Funds to purchase shares of other investment companies for short term cash management purposes invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A), mitigates the concerns about layering of fees.71

70 Any references to Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

71 Applicants have addressed concerns about layering of fees in connection with the operation of Funds of Funds separately in Section IV.C.1 below.

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Applicants note that both the Current Funds and many existing ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such Current Funds, ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Investing Funds should be the same.

2.	Sections 17(a), 17(b) and 6(c) of the Act

Applicants seek relief from Section 17(a) to permit a Fund that is an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund to sell its Shares to and redeem its Shares from such Investing Fund, and to engage in any accompanying in-kind transactions with such Investing Fund.72 Although Applicants believe that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund, an Investing Fund might seek to transact in Creation Units directly with a Fund that is an affiliated person of an Investing Fund.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. An Investing Fund relying on the requested order could own 5% or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Investing Fund. In light of this and other possible

72 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the Act. The Investing Fund Participation Agreement also will include this acknowledgment.

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affiliations, Section 17(a) could prevent a Fund from selling Shares to, and redeeming Shares from, an Investing Fund.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because a Fund may engage in multiple transactions with an Investing Fund, Applicants are seeking relief from any transaction in Creation Units between a Fund and an Investing Fund that owns 5% or more of such Fund before the transaction. As mentioned above, Applicants believe that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are

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appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.73

Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but may be subadvised by the Advisor or an entity controlling, controlled by or under common control with the Advisor. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because the Advisor or an entity controlling, controlled by or under common control with the Advisor provides investment advisory services to such Investing Fund.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV per Share of the Fund in accordance with policies and procedures set forth in the Fund’s Registration Statement.

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The Investing Fund Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase

73 To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover any in-kind transactions that would accompany such sales and redemptions.

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of Creation Units from the Fund by the Investing Fund will be accomplished in compliance with the investment restrictions of such Investing Fund and will be consistent with the investment policies set forth in such Investing Fund’s registration statement. The proposed transactions also will be consistent with the policies of each Fund.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.	Legal Analysis—Funds of Funds Relief
1.	Exemption from the Provisions of Section 12(d)(1) of the Act.

Applicants seek an order of the Commission granting an exemption from the provisions of Sections 12(d)(1)(A), (B) and (C) to permit: (i) Funds of Funds to acquire shares of Unaffiliated FOF Constituent Funds; (ii) Unaffiliated FOF Constituent Funds, their respective principal underwriters and any Broker, to sell shares of the Unaffiliated FOF Constituent Funds to Funds of Funds, (iii) Funds of Funds to acquire shares of Affiliated FOF Constituent Funds; and (iv) Affiliated FOF Constituent Funds, their respective principal underwriters and any Broker, to sell shares of such Affiliated FOF Constituent Funds to the Funds of Funds. Applicants also seek an order of the Commission granting relief from the provisions of Section 17(a) of the Act to permit the purchases and redemptions by the Funds of Funds of the shares issued by the Unaffiliated FOF Constituent Funds and Affiliated FOF Constituent Funds, as well as the sales and redemptions by such Unaffiliated FOF Constituent Funds and Affiliated FOF Constituent Funds of their shares in transactions of the Funds of Funds, as discussed in clauses (i) through (iv) above.

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The Funds of Funds are subject to the limitations on acquisitions and sales of FOF Constituent Funds74 imposed by Section 12(d)(1)(A) and (B) as described in Section IV.B.1 above, and they are also subject to the provisions of Section 12(d)(1)(C) which prohibits an investment company from acquiring securities of a registered closed-end company if such acquisition would cause the acquiring company and certain of its affiliated investment companies to own more than 10% of the total outstanding voting stock of such closed-end company. For the reasons discussed below, Applicants believe that the structure and operation of the Funds of Funds will not give rise to the policy concerns underlying Sections 12(d)(1)(A), (B) and (C). Therefore, Applicants assert that the requested exemptions are consistent with the public interest and protection of investors.

Applicants note that the Funds of Funds Relief requested herein, is the obverse of the 12(d)(1) Relief requested in Section IV.B.(i) above, and therefore that the conditions proposed for the grant of the Funds of Funds Relief are mirrored by those proposed for the grant of 12(d)(1) Relief.

(a)                The Funds of Funds will not exert undue influence of FOF Constituent Funds.

Applicants submit that the proposed structure will not result in the exercise of undue influence by any Fund of Funds or its affiliated persons over the FOF Constituent Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated FOF Constituent Funds, because they are part of the same group of investment companies. Each Unaffiliated FOF Constituent Fund will operate independently as determined

74 A FOF Constituent Fund that is a registered open-end management investment company is referred to herein as a “ FOF Open-End Constituent Fund”; a FOF Constituent Fund that is a registered closed-end investment company is referred to herein as a “FOF Closed-End Constituent Fund and collectively are referred to herein as “FOF Constituent Management Company”. An FOF Constituent Fund that is a registered UIT is referred to as a “FOF Constituent UIT”.

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by its own Board and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the FOF Constituent Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the FOF Constituent Funds.75 Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated FOF Constituent Fund, Applicants submit that:

•	the Advisor and any person controlling, controlled by or under common control with the Advisor, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Advisor or any person controlling, controlled by or under common control with the Advisor (collectively, the “Group”) will not control (individually or in the aggregate) an Unaffiliated FOF Constituent Fund within the meaning of Section 2(a)(9) of the Act, and
•	any Sub-Advisor to a Fund of Funds and any person controlling, controlled by or under common control with the Sub-Advisor, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Advisor or any person controlling, controlled by or under common control with the Sub-Advisor (collectively, the “Sub-Advisor Group”) will not control (individually or in the aggregate) an Unaffiliated FOF Constituent Fund within the meaning of Section 2(a)(9) of the Act.

[75]	Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by a closed-end fund.
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With respect to a Fund’s investments in an Unaffiliated FOF Closed-End Constituent Fund, (i) each member of the Group or Sub-Advisor Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated FOF Closed-End Constituent Fund in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Advisor Group will vote its shares of the Unaffiliated FOF Closed-End Constituent Fund in the same proportion as the vote of all other holders of the same type of Unaffiliated FOF Closed-End Constituent Fund’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated FOF Constituent Fund, the Group or the Sub-Advisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated FOF Constituent Fund, it will vote its shares of the Unaffiliated FOF Constituent Fund in the same proportion as the vote of all other holders of the Unaffiliated FOF Constituent Fund’s shares. This condition will not apply to the Sub-Advisor Group with respect to an Unaffiliated FOF Constituent Fund for which the Sub-Advisor or a person controlling, controlled by or under common control with the Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated FOF Open-End Constituent Fund) or as the sponsor (in the case of an Unaffiliated FOF Constituent UIT).

Condition C.1 addresses the concern that Unaffiliated FOF Closed-End Constituent Funds may be unduly influenced by a holder’s ability to vote a large block of stock. The concern arises because closed-end funds are required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented, including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-

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end funds are not required to hold shareholder meetings except in special circumstances. As the Commission observed in the PPI Report,

Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.76

Therefore, Applicants proposed Condition C.1 to protect Unaffiliated FOF Closed-End Constituent Funds from such undue influence by requiring that (i) each member of the Group or Sub-Advisor Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated FOF Closed-End Constituent Fund in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Advisor Group will vote its shares of the Unaffiliated FOF Closed-End Constituent Fund in the same proportion as the vote of all other holders of the same type of such Unaffiliated FOF Closed-End Constituent Fund’s shares. In this way, Condition C.1 protects Unaffiliated FOF Closed-End Constituent Funds from undue influence by a Fund of Funds.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated FOF Constituent Fund, Condition C.2 precludes a Fund of Funds or the Advisor, any Sub-Advisor, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated FOF Constituent Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated FOF Constituent Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of

[76]	PPI Report at 324.
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those entities (each, an “Unaffiliated FOF Constituent Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated FOF Constituent Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated FOF Constituent Fund or an Unaffiliated FOF Constituent Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, prior to investing in Unaffiliated FOF Constituent Funds, the Board of each Fund of Funds, including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), will adopt procedures reasonably designed to assure that the Advisor and any Sub-Advisor to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated FOF Constituent Fund or an Unaffiliated FOF Constituent Fund Affiliate in connection with any services or transactions. Once an investment by a Fund of Funds in the securities of an Unaffiliated FOF Constituent Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated FOF Constituent Fund, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated FOF Constituent Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated FOF Constituent Fund; (b) is within the range of consideration that the Unaffiliated FOF Constituent Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated FOF Constituent Fund

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and its investment adviser, or any person controlling, controlled by, or under common control with such investment adviser.

Additionally, no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to, or sponsor of, an Unaffiliated FOF Constituent Fund) will cause an Unaffiliated FOF Constituent Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated FOF Constituent Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Prior to an investment by a Fund of Funds in the securities of an Unaffiliated FOF Constituent Fund exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated FOF Constituent Fund, including a majority of its Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated FOF Constituent Fund in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated FOF Constituent Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Fund of Funds’ investment in the Unaffiliated FOF Constituent Fund. The Board of the Unaffiliated FOF Constituent Fund will consider, among other things:

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(a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated FOF Constituent Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated FOF Constituent Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated FOF Constituent Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

The Unaffiliated FOF Constituent Fund will also keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated FOF Constituent Fund will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated FOF Constituent Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated FOF Constituent Fund were made.

To further ensure that an Unaffiliated FOF Constituent Fund understands and appreciates the implications of a Fund of Funds’ investment under the requested exemptive relief, prior to its

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investment in the shares of an Unaffiliated FOF Constituent Fund in excess of the limit of Section 12(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated FOF Constituent Fund will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the “ FOF Participation Agreement”). At the time of its investment in shares of an Unaffiliated FOF Constituent Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated FOF Constituent Fund of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated FOF Constituent Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated FOF Constituent Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated FOF Constituent Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated FOF Constituent Fund (other than an Unaffiliated FOF Constituent ETF or an Unaffiliated FOF Constituent Closed-End Fund whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.77

(b)               The Funds of Funds Structure will not result in Excessive Layering of Fees

[77]	An Unaffiliated FOF Constituent Fund (including an Unaffiliated FOF Constituent ETF or an Unaffiliated FOF Constituent Closed-End Fund would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds. In addition, subject solely to the giving of notice to a Fund of Funds and the passage of a reasonable notice period, an Unaffiliated FOF Constituent Fund (including an Unaffiliated FOF Constituent Closed-End Fund) could terminate a FOF Participation Agreement with the Fund of Funds. The terms of the FOF Participation Agreement will specify that the obligations of the Unaffiliated FOF Constituent Fund and its Board related to shares already purchased and held by a Fund of Funds will survive termination of the FOF Participation Agreement until the Fund of Funds reduces its holdings in the Unaffiliated FOF Constituent Fund below the limit set forth in Section 12(d)(1)(A)(i) of the Act.
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Based on the proposed structure, Applicants do not believe that the Funds of Funds arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the FOF Constituent Funds may pay advisory fees to their adviser. In addition, the FOF Constituent Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). FOF Constituent Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Applicants acknowledge that the Shareholders of each Fund of Funds indirectly will pay their proportionate share of any FOF Constituent Fund fees and expenses.

Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the FOF Constituent Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

To ensure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of its Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds’ advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any FOF Constituent Fund’s advisory contract. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

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In addition, the Advisor will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated FOF Constituent Fund pursuant to Rule 12b-1 under the Act) received from an Unaffiliated FOF Constituent Fund by the Advisor, or an affiliated person of the Advisor, other than any advisory fees paid to the Advisor or an affiliated person of the Advisor by the Unaffiliated FOF Constituent Fund in connection with the investment by the Fund of Funds in the Unaffiliated FOF Constituent Fund. Any Sub-Advisor for a Fund of Funds will waive fees otherwise payable to the Sub-Advisor, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Advisor or an affiliated person of the Sub-Advisor from an Unaffiliated FOF Constituent Fund, other than any advisory fees paid to the Sub-Advisor or an affiliated person by the Unaffiliated FOF Constituent Fund , in connection with the investment by the Fund of Funds in the Unaffiliated FOF Constituent Fund made at the direction of the Sub-Advisor. In the event that the Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth Conduct Rule 2830. In this regard, Applicants note that, with respect to FOF Constituent Closed-End Funds, shares of closed-end funds generally are purchased in the secondary market without sales loads (although a Fund of Funds may incur customary brokerage commissions) and closed-end funds do not pay 12b-1 fees. Accordingly, there should be no concern of layering of sales loads and 12b-1 fees with regard to a FOF Constituent Closed-End Fund.

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(c)                The Funds of Funds Structure is not Overly Complex

Applicants assert that the proposed arrangement will not create an overly complex fund structure that would confuse investors, because no FOF Constituent Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such FOF Constituent Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such FOF Constituent Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

Additionally, the proposed arrangement will not confuse investors because the Funds of Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in FOF Constituent Funds.

(d)               Section 17(a)

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. The sale of shares by the FOF Constituent Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the FOF Constituent Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and

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that company under Section 17(a).78 For example, because the Advisor serves as investment adviser to the Fund of Funds and to the Affiliated FOF Constituent Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Advisor and therefore affiliated persons of one another. The Funds of Funds and the FOF Constituent Funds may also be deemed to be affiliated persons of one another if a Fund of Funds owned 5% or more of one or more of such FOF Constituent Funds’ outstanding voting securities. For example, the sale by a FOF Constituent Fund to the Fund of Funds and the redemption by the FOF Constituent Fund of the Fund of Funds may be deemed to violate Section 17(a). Similarly, the participation by the Fund of Funds in a follow-on offering of a FOF Constituent Closed-End Fund may be deemed to violate Section 17(a).79

Section 17(b) permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) provides that: “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from

[78]	Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of a FOF Constituent Fund or (b) an affiliated person of an FOF Constituent Fund, or an affiliated person of such person, for the sale by the FOF Constituent Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.
[79]	Further, Applicants would not require relief from Section 17(a) for secondary market transactions in the shares of any FOF Constituent ETF or FOF Constituent Closed-End Fund, regardless of whether the Fund of Funds and FOF Constituent Fund may be deemed to be affiliated persons.
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any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”

The Commission has routinely granted relief from Section 17(a) to permit registered open-end funds to sell their shares to other registered open-end funds, which supports Applicants request for relief to permit sales by FOF Constituent Open-End Funds to a Fund of Funds, and Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of sales by a FOF Constituent Closed-End Fund to a Fund of Funds. In both contexts, the principal policy concern is the potential for overreaching by the affiliated FOF Constituent Fund of the Fund of Funds. As stated above, there is only one type of sales transaction by a FOF Constituent Closed-End Fund that would require relief from Section 17(a) — namely, an underwritten initial or follow-on offering made by such FOF Constituent Closed-End Fund. In such a transaction, the FOF Constituent Closed-End Fund’s shares must, as a regulatory matter, be priced at NAV (plus the cost of any distributing commission or discount), unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. For this reason — namely, NAV pricing — Applicants do not believe that Section 17(a) relief to permit sales of shares by FOF Constituent Closed-End Funds presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by FOF Constituent Open-End Funds to Funds of Funds. Thus, Applicants believe that the policy considerations support the relief requested from Section 17(a).

Applicants further believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve

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overreaching. The terms upon which an FOF Constituent Fund will sell its shares to or purchase its shares from a Fund of Funds will be in accordance with the rules and regulations under the Act.80 Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and FOF Constituent Fund, and with the general purposes of the Act. The investment by a Fund of Funds in shares of the FOF Constituent Funds and the issuance of shares of the FOF Constituent Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds.

V.	PRECEDENTS IN SUPPORT OF THE REQUEST FOR FUNDS OF FUNDS RELIEF

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies. See Schwab Capital Trust, et al. Investment Company Act Release Nos. 24067 (October 1, 1999) (Notice) 23113 (October 27, 1999) (Order) (the “Schwab Order”).  There, applicants requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act to permit certain series of the Schwab trusts (“Schwab Trusts”) to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G) of the Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts. The Schwab

[80]	Applicants note that a Fund of Funds generally would purchase and sell shares of a FOF Constituent ETF or a FOF Constituent Closed-End Fund through secondary market transactions rather than through principal transactions with such FOF Constituent Fund. Applicants nevertheless request relief from Sections 17(a)(1) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of a FOF Constituent ETF or FOF Constituent Closed-End Fund to purchase and redeem shares from such FOF Constituent ETF and to purchase shares from such FOF Constituent Closed-End Fund. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an FOF Constituent ETF or FOF Constituent Closed-End Fund could be deemed to be an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the FOF Constituent Fund is also an investment adviser to the Fund of Funds.
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Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any other securities which are consistent with their investment objective(s).81

Applicants also note that substantially similar relief was granted in In the Matter of Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release Nos. 27849 (June 1, 2007) (Order) and 27820 (May 9, 2007) (Notice); Members Mutual Funds, et al., Investment Company Act Release Nos. 27598 (December 13, 2006) (Notice) and 27657 (January 9, 2007) (Order); John Hancock Trust, et al., Investment Company Act Release Nos. 27848 (May 30, 2007) (Notice) and 27873 (June 26, 2007) (Order); Northern Institutional Funds, et al., Investment Company Act Release Nos. 28119 (January 16, 2008) (Notice) and 28149 (February 12, 2008) (Order); and Goldman Sachs Trust, et al., Investment Company Act Release Nos. 28347 (July 31, 2008) (Notice) and 28366 (August 26, 2008) (Order).

Applicants’ requested relief differs from this precedent only in that Applicants seek an order that would allow the Funds of Funds to invest in closed-end investment companies, in addition to open-end investment companies. Substantially similar relief, including permission for funds of funds to invest in closed-end investment companies, was recently granted by the Commission to PowerShares, and also to van Eck, in the Prior ETF FOF Orders. Applicants also note that in the Prior UIT Orders the Commission has granted Section 12(d)(1) exemptive relief to funds of funds organized as unit investment trusts, which relief extends to investments in both open-end and closed-end funds.82

[81]	See also, In the Matter of MetLife Investors USA Insurance Company, et al., Investment Company Act Release Nos. 27028 (Aug. 11, 2005) (notice) and 27059 (Sept. 7, 2005) (order).
[82]	See, e.g., In the Matter of First Trust Portfolios, L.P., et al., Investment Company Act Release Nos. 26261 (Nov. 21, 2003) (notice) and 26297 (Dec. 17, 2003) (order); In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); In the Matter of Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (April 6, 2001) (order); and In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order) (collectively, the “Prior UIT Orders”).
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Applicants have reviewed the conditions imposed in the Prior ETF FOF Orders and Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this application. Distinctions between UITs and the Funds may, however, raise questions regarding whether the Funds’ investments in FOF Constituent Closed-End Underlying Funds implicate greater concerns with respect to the (i) layering of fees and expenses; and (ii) the exercise of undue influence over Unaffiliated FOF Constituent Closed-End Funds83 Applicants believe that the proposed conditions in this application adequately address these two concerns and have based those conditions upon those contained in the applications submitted by PowerShares and van Eck in connection with Prior ETF FOF Orders.

With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the layering of advisory fees is not a concern. While the Funds of Funds do charge advisory fees, Applicants believe that Condition C.9 of the application adequately addresses this concern because it would require that the Board of each Fund of Funds, including a majority of their Independent Trustees, find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any FOF Constituent Fund in which the Fund of Funds invest, including any FOF Constituent Closed-End Fund.84

With respect to undue influence, the Prior UIT Orders discuss the possibility of a depositor or sponsor using its ability to control the secondary market in units of a UIT to exercise undue control over an underlying fund. Specifically, a depositor or sponsor could potentially

[83]	See PPI Report, cited by the Prior UIT Orders.
[84]	With respect to fees payable by a Fund of Funds to the Advisor or Sub-Advisor, sales charges and/or services fees, Applicants assert that the issues raised where the fund of funds is a UIT do not differ substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 11 of the application.
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accumulate a large position in a UIT and threaten to redeem such a position or cause large-scale redemptions by ceasing to maintain a secondary market in units, with adverse consequences to the UIT’s underlying fund investments. This concern is not present in the case of the Funds of Funds, because the Funds of Funds, the Advisor and their affiliates do not maintain a secondary market in the FOF Constituent Closed-End Funds’ shares.85

Further, although prior orders issued to funds of funds organized as management investment companies generally have not extended relief to investments in closed-end funds, such relief is warranted here given the terms and conditions of the application. As discussed above, Section 12(d)(1) of the Act is designed to prevent the pyramiding of investment companies and the abuses associated with such pyramiding, including the exercise of undue influence by a fund of funds over underlying funds, layering of fees and unnecessary complexity. Investments by funds of funds in underlying closed-end funds present these same potential abuses. One significant difference between FOF Constituent Open-End Funds and FOF Constituent Closed-End Funds, however, is that, whereas FOF Constituent Open-End Funds may be unduly influenced by the threat of large-scale redemptions, FOF Constituent Closed-End Funds cannot be so influenced because they do not issue redeemable securities and, therefore, are not subject to large-scale redemptions. A Fund of Funds may exercise undue influence over an Unaffiliated FOF Constituent Closed-End Fund, however, through the voting of its shares and this concern may be greater with respect to the Funds of Funds investing in Unaffiliated FOF Constituent Closed-End Funds than with respect to UITs investing in Unaffiliated FOF Constituent Closed-End Funds. Nevertheless, Condition C.1 adequately addresses this concern.

[85]	The threat of large scale redemptions of the FOF Constituent Fund’s securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of UITs is that the threat of large scale redemptions is mitigated. However, even where the fund of funds is managed, this concern is of little relevance to FOF Constituent Closed-End Funds as they do not honor redemptions and most transactions in their shares occur on the secondary market.
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Therefore, notwithstanding the differences between UITs and the Funds of Funds discussed above, Applicants believe that the Prior ETF FOF Orders, as well as the Prior UIT Orders, support the view that the conditions included in this application adequately address the concerns underlying Section 12(d)(1) of the Act as they relate to investments in FOF Constituent Closed-End Funds.

With respect to the other concerns designed to be addressed by Section 12(d)(1) — namely, layering of fees and unnecessary complexity — Applicants see no distinction between investments by funds of funds in open-end funds and closed-end funds. Like investors in funds of funds that invest in open-end underlying funds, investors in funds of funds that invest in closed-end underlying funds are potentially subject to duplicative advisory fees and administrative expenses, including service and custodial fees. As discussed above, however, the terms and conditions of this application address the potential payment by Fund of Funds’ investors of duplicative fees from the Fund of Funds’ investments in FPF Constituent Closed-End Funds and FOF Constituent Open-End Funds. More specifically, Condition C.9 requires that the Board of any Fund of Funds relying on the requested order, including a majority of its Independent Trustees, find that the advisory fees being paid by the Fund of Funds are not duplicative of services provided under the advisory contract of a FOF Constituent Fund; in light of the typical nature of closed-end funds and their investment strategies, Applicants expect that the services being provided by such funds’ investment advisers would not be duplicative of the services being provided by the Fund of Funds’ adviser and that the Board could make the finding required by Condition C.9.

Further, Condition C.11 prevents any sales load and/or service fees charged with respect to a Fund of Funds from exceeding the limits applicable to funds of funds in Conduct Rule 2830,

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regardless of whether the Fund of Funds invests in FOF Constituent Open-End Funds or FOF Constituent Closed-End Funds. Applicants believe that investments by Funds of Funds in FOF Constituent Closed-End Funds are at least as likely to allow a Fund of Funds to meet this standard as investments in FOF Constituent Open-End Funds as few closed-end funds charge service fees, including Rule 12b-1 fees, and purchases of closed-end fund shares on the secondary market are not subject to a sales charge. Thus, Applicants believe that the fee-related conditions protect Fund of Funds investors, as intended.

Moreover, Condition C.12 adequately protects Fund of Funds investors from unnecessary complexity. Condition C.12, in essence, precludes any FOF Constituent Fund from acquiring the securities of another investment company, or any company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits set forth in Section 12(d)(1)(A), except to the extent such securities are received as a dividend or in a reorganization or acquired pursuant to exemptive relief granted by the Commission to allow the FOF Constituent Fund to manage short-term cash balances or engage in inter-fund borrowing and lending transactions. Pursuant to Condition C.12, therefore, neither a FOF Constituent Open-End Fund nor a FOF Constituent Closed-End Fund can itself be a fund of funds and result in the Fund of Funds being unnecessarily complex.

Lastly, the Commission has recently granted exemptive relief to permit registered open-end funds to invest in affiliated and unaffiliated registered open-end and closed-end funds in excess of the limits of Sections 12(d)(1)(A), (B) and (C). See the PowerShares FOF Order at note 8, supra, and the Van Eck FOF Order, at note 9, supra,, each of which contains conditions to the grant of relief that are virtually identical to the conditions proposed in this Application with respect to relief requested herein by Applicants.

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Therefore, Applicants believe that the application, including its terms and conditions, appropriately addresses the concerns raised by the proposed investments of the Funds of Funds in the FOF Constituent Funds and should be granted.

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B).

VI.	EXPRESS CONDITIONS TO THIS APPLICATION
A.	ETF Relief

Applicants agree that any order of the Commission granting the requested ETF Relief will be subject to the following conditions:

1.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index based ETFs, except with respect to any portion of the requested relief that is not granted in such Commission rule.
2.	As long as a Fund operates in reliance on the Order, the Shares of such Fund will be listed on an Exchange.
3.	No Fund will be advertised or marketed as an open end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.
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4.	The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.
B.	Section 12(d)(1) Relief

Applicants agree that any order of the Commission granting the requested 12(d)(1) Relief will be subject to the following conditions:

1.	The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to an Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund’s Sub-Advisor or a person controlling, controlled by or under common control with the Investing Fund’s Sub-Advisor acts as the investment Advisor within the meaning of Section 2(a)(20)(A) of the Act.
2.	No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of
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any services or transactions between the Investing Fund or Investing Fund Affiliate and the Fund or a Fund Affiliate.
3.	The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Advisor and Investing Fund Sub-Advisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or Fund Affiliate in connection with any services or transactions.
4.	Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund including a majority of directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested Board members”), will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment Advisor(s), or any person controlling, controlled by or under common control with such investment Advisor(s).
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5.	The Investing Fund Advisor, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Investing Fund Advisor, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Investing Fund Advisor, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing Fund Advisor, Trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Advisor will waive fees otherwise payable to the Investing Fund Sub-Advisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Advisor, or an affiliated person of the Investing Fund Sub-Advisor, other than any advisory fees paid to the Investing Fund Sub-Advisor or its affiliated person by the Fund in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Advisor. In the event that the Investing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.
6.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment Advisor to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.
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7.	The Board of a Fund including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.
8.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of
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not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.
9.	Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund and the Trust will execute an Investing Fund Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment Advisors, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, such Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Investing Fund Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
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10.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.
11.	Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830.
12.	No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent (i) the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes.
C.	Fund of Funds Conditions

Applicants agree that the order granting the requested Funds of Funds Relief shall be subject to the following conditions:

1.	The members of the Group will not control (individually or in the aggregate) an Unaffiliated FOF Constituent Fund within the meaning of Section 2(a)(9) of the Act. The members of a Sub-Advisor Group will not control (individually or in the aggregate) an Unaffiliated FOF Constituent Fund within the meaning of
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Section 2(a)(9) of the Act. With respect to a Fund’s investment in an Unaffiliated FOF Constituent Closed-End Fund, (i) each member of the Group or Sub-Advisor Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated FOF Constituent Closed-End Fund in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Advisor Group will vote its shares of the Unaffiliated FOF Constituent Closed-End Fund in the same proportion as the vote of all other holders of the same type of such Unaffiliated FOF Constituent Closed-End Fund’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated FOF Constituent Fund, the Group or a Sub-Advisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated FOF Constituent Fund, then the Group or the Sub-Advisor Group will vote its shares of the FOF Unaffiliated Constituent Fund in the same proportion as the vote of all other holders of the Unaffiliated FOF Constituent Fund’s shares. This condition will not apply to a Sub-Advisor Group with respect to an Unaffiliated FOF Constituent Fund for which the Sub-Advisor or a person controlling, controlled by, or under common control with the Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated FOF Management Company) or as the sponsor (in the case of an Unaffiliated FOF Constituent UIT).
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2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated FOF Constituent Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated FOF Constituent Fund or an Unaffiliated FOF Constituent Fund Affiliate.
3.	The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Advisor and any Sub-Advisor to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated FOF Constituent Fund or an Unaffiliated FOF Constituent Fund Affiliate in connection with any services or transactions.
4.	Once an investment by a Fund of Funds in the securities of an Unaffiliated FOF Constituent Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated FOF Constituent Management Company, including a majority of the Independent Trustees, will determine that any consideration paid by the FOF Unaffiliated Constituent Management Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions:: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the FOF Unaffiliated Constituent Management Company; (b) is within the range of consideration that the FOF Unaffiliated Constituent Management Company would be required to pay to another unaffiliated entity in connection with the same services or
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transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated FOF Constituent Management Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).
5.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated FOF Constituent Management Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated FOF Constituent Fund to purchase a security in any Affiliated Underwriting.
6.	The Board of an Unaffiliated FOF Constituent Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated FOF Constituent Management Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated FOF Constituent Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the FOF Unaffiliated Constituent Management Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the FOF Unaffiliated Constituent Management Company. The Board of the Unaffiliated FOF Constituent Management Company will consider, among other things: (a) whether the purchases were
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consistent with the investment objectives and policies of the Unaffiliated FOF Constituent Management Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Constituent Management Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated FOF Constituent Management Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.
7.	Each Unaffiliated FOF Constituent Management Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Constituent Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Constituent Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated FOF Constituent Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities
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were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated FOF Constituent Management Company were made.
8.	Prior to its investment in shares of an Unaffiliated FOF Constituent Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated FOF Constituent Management Company will execute a FOF Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated FOF Constituent Management Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated FOF Constituent Management Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated FOF Constituent Management Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated FOF Constituent Management Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated FOF Constituent Management Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
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9.	Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying FOF Constituent Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.
10.	The Advisor will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated FOF Constituent Management Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated FOF Constituent Fund by the Advisor, or an affiliated person of the Advisor, other than any advisory fees paid to the Advisor or its affiliated person by the Unaffiliated FOF Constituent Management Company, in connection with the investment by the Fund of Funds in the Unaffiliated FOF Constituent Fund. Any Sub-Advisor will waive fees otherwise payable to the Sub-Advisor, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Advisor, or an affiliated person of the Sub-Advisor, from an Unaffiliated FOF Constituent Fund, other than any advisory fees paid to the Sub-Advisor or its affiliated person by the Unaffiliated FOF Constituent Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated FOF Constituent Fund made at the direction
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of the Sub-Advisor. In the event that the Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Fund of Funds.
11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Conduct Rule 2830.
12.	No FOF Constituent Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such FOF Constituent Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such FOF Constituent Fund to (i) acquire securities of one or more investment companies, for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.
VII.	PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this application have been taken and the persons signing and filing this application are authorized to so sign and file the same. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

VIII.	NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

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IndexIQ ETF Trust

c/o David Fogel

800 Westchester Avenue, Suite N-611

Rye Brook, NY 10573

IndexIQ Advisors LLC

c/o David Fogel

800 Westchester Avenue, Suite N-611

Rye Brook, NY 10573

ALPS Distributors, Inc.

1290 Broadway, Suite 1100
Denver, CO 80203

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:

IndexIQ ETF Trust

By: /s/ Adam S. Patti

Name: Adam S. Patti

Title: President

IndexIQ Advisors LLC

By: /s/ Adam S. Patti

Name: Adam S. Patti

Title: President

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AUTHORIZATION

INDEXIQ ETF TRUST

1. Acting by written consent in lieu of a meeting, on July 2, 2012, the managing member of the Advisor adopted the following resolutions authorizing the execution and filing of this Application.

“RESOLVED: that the officers of the Advisor be, and each of them hereby is, authorized, with the assistance or advice of counsel, to prepare, execute and file, together or in connection with any existing or new series of the Trust (the “Funds”), with the Securities and Exchange Commission (the “Commission”), one or more applications that the Advisor deems desirable, advisable, or necessary, and any amendments thereto (collectively, the “Applications”), for one or more orders pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Funds from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act exempting the Funds from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act exempting the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (collectively, the “Orders”);

RESOLVED: that the officers of the Advisor by, and each of them hereby is authorized, with the assistance or advice of counsel, to prepare, execute and file with the Commission one or more applications to amend Orders (“Amended Applications”) previously granted to the Funds by the Commission (“Amended Orders”);

RESOLVED: that the officers of the Advisor shall have the discretion to cause the Applications and Amended Applications to be prepared and filed jointly with other investment companies advised by the Advisor and other affiliated investment advisors; and

RESOLVED: that the officers of the Advisor be, and each of them hereby is, authorized to take such other actions as may be necessary, advisable or desirable to effectuate the intent of the foregoing resolutions.”

2. Acting by written consent in lieu of a meeting, on July 2, 2012, the board of directors of the Trust adopted the following resolutions authorizing the execution and filing of this Application.

“RESOLVED: that the officers of the Trust be, and each of them hereby is, authorized, with the assistance or advice of counsel, to prepare, execute and file, jointly with IndexIQ Advisors LLC (the “Advisor”) together or in connection with any existing or new series of the Trust (the “Funds”), with the Securities and Exchange Commission (the “Commission”), one or more applications that the Advisor deems desirable, advisable or necessary, and any amendments thereto (collectively, the “Applications”), for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Funds from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act exempting the Funds from Sections 17(a)(1) and (a)(2) of the Act and under Section

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12(d)(1)(J) of the Act exempting the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (collectively, the “Orders”);

RESOLVED: that the officers of the Advisor by, and each of them hereby is authorized, with the assistance or advice of counsel, to prepare, execute and file with the Commission one or more applications to amend Orders (“Amended Applications”) previously granted to the Funds by the Commission (“Amended Orders”);

RESOLVED: that the officers of the Trust shall have the discretion to cause the Applications and Amended Applications to be prepared and filed jointly with other investment companies advised by the Advisor, provided that they determine such a joint filing to be in the best interests of the Trust; and

RESOLVED: that the officers of the Trust be, and each of them hereby is, authorized to take such other actions as may be necessary, advisable or desirable to effectuate the intent of the foregoing resolutions.”

3. Pursuant to Rule 0-2(c)(1) under the Act, each of the Applicants and the Advisor hereby states that the officer signing and filing this Application on behalf of each Applicant and the Advisor is fully authorized to do so. Under the provisions of the Trust’s and the Advisor’s formation and organizational documents, responsibility for the management of the affairs and business of the Trust and the Advisor is vested in their respective boards of directors, which have adopted the authorizing resolutions set forth above. Accordingly, each of the Trust and the Advisor has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

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AUTHORIZATION

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated November 21, 2012 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page. Adam S. Patti is authorized to sign and file this document on behalf of IndexIQ ETF Trust pursuant to the general authority vested in him as President of such Trust. Adam S. Patti is authorized to sign and file this document on behalf of IndexIQ Advisors LLC pursuant to the general authority vested in him as Chief Executive Officer of such company.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

INDEXIQ ETF TRUST

By: /s/ Adam S. Patti

Name: Adam S. Patti

Title: President

Dated: 20, 2012

INDEXIQ ADVISORS LLC

By: /s/ Adam S. Patti

Name: Adam S. Patti

Title: Chief Executive Officer

Dated: November 20, 2012

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AUTHORIZATION

ALPS DISTRIBUTORS, INC.

In accordance with Rule 0-2(c) under the Act, Thomas A. Carter states that all actions necessary to authorize the execution and filing of this Application by ALPS Distributors, Inc. have been taken, and that as Director and President thereof, he is authorized to execute and file the same on behalf of ALPS Distributors, Inc.

/s/ Thomas A Carter
Name: Thomas Carter
Title: Director and President
November 20, 2012

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VERIFICATION

INDEXIQ ETF TRUST

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated November 21, 2012 for and on behalf of IndexIQ ETF Trust; that he is the President of such trust, and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INDEXIQ ETF TRUST

By /s/ Adam S. Patti

Name: Adam S. Patti

Title: President

141

VERIFICATION

INDEXIQ ADVISORS LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated November 21, 2012 for and on behalf of INDEXIQ ADVISORS LLC; that he is the Chief Executive Officer of such company; and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INDEXIQ ADVISORS LLC

By /s/ Adam S. Patti

Name:  Adam S. Patti

Title:   Chief Executive Officer

142

VERIFICATION

ALPS DISTRIBUTORS, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of ALPS Distributors, Inc. that he is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas A. Carter
Name: Thomas A Carter

Title: Director and President

November 20, 2012

143

APPENDIX A

THE CURRENT FUNDS AND THEIR UNDERLYING AFFILIATED INDEXES

The name of each Current Fund is set forth in the table below.

Name of Fund	Underlying Affiliated Index

IQ Hedge Multi-Strategy Tracker ETF	IQ Hedge Multi-Strategy Index
IQ Hedge Market Neutral Tracker ETF	IQ Hedge Market Neutral Index
IQ Hedge Macro Tracker ETF	IQ Hedge Macro Index
IQ Merger Arbitrage ETF	IQ Merger Arbitrage Index
IQ Global Resources ETF	IQ Global Resources Index
IQ Global Agribusiness Small Cap ETF	IQ Global Agribusiness Small Cap Index
IQ Global Oil Small Cap ETF	IQ Global Oil Small Cap Index
IQ Canada Small Cap ETF	IQ Canada Small Cap Index.
IQ Australia Small Cap ETF	IQ Australia Small Cap Index.
IQ US Real Estate Small Cap ETF	IQ US Real Estate Small Cap Index.
IQ Real Return ETF	IQ Real Return Index
IQ Emerging Markets Mid Cap ETF	IQ Emerging Markets Mid Cap Index
A-1